FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2011
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑

Banco Santander, S.A.

Item

1	Presentation to analysts and investors — Alfredo Sáenz, CEO of the Santander Group

2	Press Release dated September 29, 2011

3	Presentation to analysts and investors — Santander UK plc

4	Presentation to analysts and investors — Banco Santander (Brasil) S.A.

5	Presentation to analysts and investors — Retail Banking Spain

6	Presentation to analysts and investors — Banco Santander-Chile

7	Presentation to analysts and investors — Santander Consumer Finance

8	Presentation to analysts and investors — Banco Santander (México), S.A.

9	Presentation to analysts and investors — Banco Santander Río S.A.

10	Presentation to analysts and investors — Global Banking & Markets

11	Presentation to analysts and investors — Sustainability

12	Presentation to analysts and investors — Banco Español de Crédito S.A. (“Banesto”)

13	Presentation to analysts and investors — Private Banking, Asset Management and Insurance

14	Presentation to analysts and investors — Santander Cards

Alfredo Sáenz CEO Santander Group

Disclaimer Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”) could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Index 1 Reminder of the 2007 Investor Day: Outperforming across the cycle 2 A business model based on recurrent, sustainable earnings generation that allows us to create value as a Group Outlook: environment and state of the Industry: 3 It is possible to create value in both mature and emerging markets 4 Santander: Outlook — The value of diversification Expected contribution from profit normalisation 5 Conclusions 10 3

Index 1 Reminder of the 2007 Investor Day: Outperforming across the cycle 2 A business model based on recurrent, sustainable earnings generation that allows us to create value as a Group Outlook: environment and state of the Industry: 3 It is possible to create value in both mature and emerging markets 4 Santander: Outlook — The value of diversification Expected contribution from profit normalisation 5 Conclusions 11 4

Reminder of the 2007 Investor Day: The crisis has vindicated our business model-outperforming our peers in good, but especially in hard, times 2007 Investor Day The key messages 40 still The current environment vindicates our business model 1. Sustainable / ■ We have been cautious for the last year on credit and given up structural growth profit opportunities... across the cycle ■ ...because what we want is to build a machine that produces sustainable growth across the cycle... 2. Low and diversified ■ ...and that outperforms peers in good but especially in hard time risk profile ■ We think the current environment vindicates our business model 3. Outperforming peers ... in good, but ■ Diversified among economies and businesses ■ Built around strong commercial franchises specially in bad, ■ ...and with strong deposit franchises times ■ Leveraged on a global business and cost models that permits us to outperform local peers ... in spite fact that the World has changed 12 5

Our strategy has worked: SAN has been the Western bank with the highest accumulated Attributable profit Capital CT1 (EUR Bn) Revenues (2010) (2007-2010) (2010) (EUR Bn .) (EUR Bn .) (EUR Bn _____ ..) ICBC 51 BAC 80 Citi 94 China Constr. 42 JPM 75 BAC 91 Santander 35 3º Citi 63 JPM 84 JPM 33 WFC 62 Bank of China 83 Bank of China 32 HSBC 57 ICBC 81 HSBC 31 ICBC 43 HSBC 78 Agr. BK of China 27 BnP 42 China Constr. 69 Barclays 27 Santander 42 8º WFC 59 BNP 25 China Constr. 35 Agr. BK of China 59 Goldman Sachs 24 Barclays 35 BnP 54 WFC 22 Agr. BK of China 32 Santander 53 11 º BBVA 20 Bank of China 30 Barclays 42 ITAU 16 Goldman Sachs 29 Goldman Sachs 42 Intesa 15 ITAU 28 Unicredit 39 Unicredit 13 Unicredit 27 Intesa 28 BAC 8 BBVA 21 BBVA 26 Citi -16 Intesa 17 ITAU 23 13 6

... and remaining as the profit level under stress STRESS TEST EBA July 2011: adverse scenario Net profit 2011-2012 (EUR mill.) Dividends 2011-2012 (EUR mill.) Santander 8,092 Santander 2,942 BBVA 6,247 Rabobank 2,116 HSBC 3,958 BBVA 2,031 Barclays 3,280 HSBC 1,769 Rabobank 3,214 BNP Paribas 850 Deutsche 3,079 Nordea 729 BPCE 3,015 Societe Generale 689 Core capital BNP Paribas 2,924 BPCE 603 2012: 8.9% ING 2,883 Deutsche 288 Societe Generale 1,968 Credit Agricole 288 (+1.3 p.p.) Nordea 1,679 Barclays 224 Danske 1,347 Danske 202 Credit Agricole 960 Bankia 120 DZ Bank 105 Intesa 83 Second by KBC -64 DZ Bank 16 profitability Intesa -165 Dexia 0 ABN -439 KBC 0 Bayerische LB -1,306 Commerzbank 0 Unicredito -1,485 Bayerische LB 0 Dexia -1,551 Hypo Real Estate 0 Third by LB Baden-Würtem -1,999 LB Baden-Würtem 0 Hypo Real Estate -3,161 RBOS 0 increase in Commerzbank -3,938 Lloyds 0 core capital Bankia -5,090 Unicredito 0 Lloyds -8,757 ING 0 RBOS -14,927 ABN 0 14 7

..as a result, we have been recognised as one of the most stable banks in the World (Source: Global Finance) Name Country 1 KfW Germany 2 Caisse des Dépôts et Consignations (CDC) France Public sector banks 3 Bank Nederlandse Gemeenten (BNG) Netherlands 4 Zürcher Kantonalbank Switzerland Co-operative banks 5 Landwirtschaftliche Rentenbank Germany 6 Rabobank Group Netherlands 7 Landeskreditbank Baden-Württemberg Germany 8 Nederlandse Waterschapsbank Netherlands 9 Banque et Caisse d’Epargne Lusembourg de l’Etat 10 NRW.Bank Germany 11 Banco Santander Spain 12 Royal Bank of Canada Canada 13 National Australia Bank Limited Australia 14 Commonwealth Bank of Australia Australia 15 Toronto-Dominion Bank (TD Bank) Canada ... in fact, the private bank in the Worldsafest truly 15 8

Index 1 Reminder of the 2007 Investor Day: Outperforming across the cycle 2 A business model based on recurrent, sustainable earnings generation that allows us to create value as a Group Outlook: environment and state of the Industry: 3 It is possible to create value in both mature and emerging markets 4 Santander: Outlook — The value of diversification Expected contribution from profit normalisation 5 Conclusions 16 9

Our financial performance targets have not changed Sustainable business model ... producing recurrent profit levels... ... with structural above average growth... ... with limited risk profile... 1. ... that allow grow at least 5% above ourus to peers across the cycle These messages, from our 2007 Investor Day, still stand, in spite of the fact that the World has changed 17 10

Main elements of our business 1 Diversification is key: good balance between emerging and mature economies 2 ...with dominant local positions 3 Santander capacities are around retail and commercial banking 4 We are increasingly playing the international connectivity and the business derived from it 5 Our commercial banking model has two strong pillars non negotiable: low risk profile... 6 ...and cost austerity 7 Subsidiary based model-financial de-centralisation with strong operational centralisation 18 11

1 Diversification is key: Attributable profit: H1 2011 Poland *, Rest of 4% Balanced between LatAm, 4% Spain, 17% emerging and mature Chile, 6% Portugal, Mexico, 2% 9% World is too complex to Germany, 4% be a “one trick pony”... Rest of Europe, 3% ... history tell us that overexposure to a UK, 17% Brazil, 25% single market is risky USA, 9% Avoid overexposure to a single market 19 * Proforma 1H 12

2 ...with dominant local positions in large and attractive countries We are focused on 10 key large markets 6 USA 1.Brazil Branches: 848 2.Spain 3 Customer 3.UK UK business: 96 Bn 4.Mexico Branches: 1,405 9 POLAND LOCAL CRITICAL 5.Chile Customer Branches: 711 4 MEXICO 6.USA business: 419 Bn Customer Branches: 1,098 7.Germany business: 26 Bn MASS is key to Customer 8. Argentina business: 49 Bn 9. Poland achieve superior 10.Portugal COLOMBIA + Colombia Branches: 76 + Uruguay Customer business: 4 Bn 2 SPAIN 1 BRAZIL Branches: 4,785 ... Branches: 3.728 Customer 7 GERMANY 5 CHILE Customer business: 435 Bn Branches: 314 the new business: 197 Bn Customer Branches: 487 Customer URUGUAY 10 business: 61 Bn environment; PORTUGAL business: 49 Bn Branches: 44 Branches: 731 Customer business: 3 Bn ROE pressures, Customer 8 ARGENTINA business: 54 Bn regulatory costs Branches: 343 Customer business: 10 Bn Avoid subscale businesses Data as of June 2011. 20 Customer business: Loans, deposits and mutual funds 13

3 Santander’s core business retail and commercial banking Attributable profit in 1H 2011 We are the international banking group (by business areas) with the largest branch network Retail Banking Santander Global Wells Fargo Banking & Markets Unicredit 20% HSBC Intesa SP 76% 4% BBVA Asset Management & Citi Insurance _____ Bank of America BNP Paribas JP Morgan Barclays Avoid expanding into RBS businesses we do not know well R.Bank of Canada 0 2,000 4,000 6,000 8,000 10,000 12,000 14,000 21 14

4 We are increasingly playing the international connectivity and the business derived from it We have a unique opportunity to capture the flows Strong banks in among the regions in which we operate Europe, LatAm, US ... plus branches in Asia as pivotal points Assets: Assets: USD 73 Bn EUR 847 Bn Focus on capturing trade flows Assets: USD 419 Bn 22 15

5 Our commercial banking model has two strong pillars that are non negotiable: low risk profile... Low risk profile; strong risk methodology and culture High geographical diversification and granularity of our risks Group Ratios Spain High collateralisation of risks NPL % Coverage % Credit 5.81 69 institutions 5.08 Low sovereign risk 3.37 3.8 0.92 4.24 3.41 Predictable loss 0.64 1.95 SAN Dec’07 Dec’08 Dec’09 Dec’10 1H11 1H11 Focus on risks we understand UK Latam Strong involvement of the Sector 2.38 Sector2.11 1.88 5.8 Senior Management 1.10 4.7 4.5 4.0 5.4 1.37 1.29 Independence of the risk 0.69 0.93 SAN 4.2SAN 4.4 3.5 function from business Dec’07 Dec’08 Dec’09 Dec’10 Dec’07 Dec’08 Dec’09 Dec’10 Continuous learning process- Avoid “ herd learning from mistakes behaviour” 23 16

6 ... and cost efficiency... Group efficiency ratio* Efficiency ratio vs Peers** (%) In percentage Avoid complacency / C1 42.9 66.1 bureaucracy SAN 43.3 64.1 Abbey ‘ s C3 44.5 entry C4 49.3 61.4 59.7 B. Real’ s C5 51.6 entry 56.3 C6 54.7 54.7 54.1 SOV, A&L and C7 55.4 GE’ s entry C8 58.2 49.7 C9 59.2 C10 59.3 45.5 44.6 43.3 Media peers 59.4 41.7 C11 59.6 C12 61.6 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 C13 62.0 (*) Efficiency ratio with amortisations. C14 62.9 Positive jaws are key to remain competitive C15 70.6 C16 74.7 Going forward, we expect our efficiency ratio to C17 76.7 continue to improve 24 (**) “Peer 16 large banks that because of their size, characteristic and/or degree of direct competition are the reference group toGroup” are surpass: BBVA, Banco Itaú, BNP Paribas, Credit Suisse, HSBC, ING Group, Intesa Sanpaolo, JP Morgan, Mitsubishi, Nordea, Royal17 Bank of Canada, Societe Generale, Standard Chartered, UBS, Unicredito y Wells Fargo

... efficiency achieved global integration mainly ... Continue to exploit intra-group synergies: INCREASED INTEGRATION... Costs synergies: a) IT infrastructure b) Application development / maintenance Spain Portugal UK US Brazil Mexico c) Operations (back-office) Technology and Operations d) Centralised purchases IT/OPs — Medios GBM GBM _____ Revenue synergies: Asset Management a) Shared commercial model Asset Management b) Product factories (e.g., cards) Cards Cards c) Distribution model of products originated in global factories Insurance Seguros (insurance, AM, treasury) Support Functions: Finance, Risks Funciones soporte Governance synergies: Corporate Management a) Shared risk management systems b) Shared financial management systems c) Shared accounting / MIS systems d) Shared corporate governance systems 25 18

7 Financial independent Santander Group UK US Portugal Mexico Brazil Chile ... Each subsidiary is responsible for its own capitalisation and funding needs... no crosszx ...combined with strong operating integration 26 19

In summary, we are worth more than the sum of the parts... a 3 PILLARS MODEL Strong local presence / economies Subsidiary model with financial of scale vertical strategy (“ ”) autonomy We are focused on 10 key large markets 6 USA 1.Brazil Santander Group Branches: 848 2.Spain 3 Customer 3.UK UK business: 96 Bn 4.Mexico Branches: 1,405 9 POLAND 5.Chile Customer Branches: 711 4 MEXICO 6.USA business: 419 Bn Customer Branches: 1,098 7.Germany business: 26 Bn Customer 8. Argentina business: 49 Bn 9. Poland 10.Portugal UK US Portugal Mexico Brazil Chile COLOMBIA + Colombia Branches: 76 + Uruguay Customer business : 4 Bn 2 SPAIN 1 BRAZIL Branches: 4,785 Branches: 3.728 Customer 7 GERMANY 5 CHILE Customer business: 435 Bn Branches: 314 business: 197 Bn Customer ... Branches: 487 Customer URUGUAY 10 business: 61 Bn PORTUGAL business: 49 Bn Branches: 44 Branches: 731 Customer business: 3 Bn Customer 8 ARGENTINA business: 54 Bn Branches: 343 Customer business: 10 Bn Operational integration 27 20

Index 1 Reminder of the 2007 Investor Day: Outperforming across the cycle 2 A business model based on recurrent, sustainable earnings generation that allows us to create value as a Group Outlook: environment and state of the Industry: 3 It is possible to create value in both mature and emerging markets 4 Santander: Outlook — The value of diversification Expected contribution from profit normalisation 5 Conclusions 28 21

The global economy is a tale of two kinds of markets with very different trends... Real credit growth (YoY change) 1 2 MATURE EMERGING We think we ECONOMIES: ECONOMIES: Deleveraging / Releveraging / can make increase savings increase consumption atractive returns in both markets but in different ways 29 22

1 Mature markets: BINARY OUTCOME “Questioned” business ... Some banks ...based on “financial will continue to Need to deleverage balance sheet struggle... Lack of economies of scale No access to markets Large banks... ...with dominating marketzx ... other banks ...and a customer driven model will becomezx ...and a strong balance stronger... capacity ...will increase market economies of scale 30 23

Strong banks in mature markets will become large free capital generators... NORMALISED Boom-years Regulation: WORD: Crisis: High capital-fast asset capital build- credit losses generation growth up Nomalised ROE, stable RWA There is CLEAR MEDIUM TERM “BULL CASE” IN MATURE MARKETS... ... currently being overlooked 31 24

2 Emerging markets: very few banks will be able to capture the growth potential _____ Potential growth / development of middle classes... ...everybody agrees However, being in emerging markets is not enough... ... to profit from the development of middle classes, you need to be... 1. locally strong; economies of scale (top 3 or 4), 2. well managed, 3. strong balance sheet, Keep in mind that emerging markets are not a free ride: risk management is key 32 25

Index 1 Reminder of the 2007 Investor Day: Outperforming across the cycle 2 A business model based on recurrent, sustainable earnings generation that allows us to create value as a Group Outlook: environment and state of the Industry: 3 It is possible to create value in both mature and emerging markets 4 Santander: Outlook — The value of diversification Expected contribution from profit normalisation 5 Conclusions 33 26

We distinguish three types of markets in our portfolio: Emerging markets Mature markets 3 Emerging Rest of Poland *, 1 Mature markets w/ LatAm, 4% Spain, markets: LatAM / 4% 17% cyclically high Chile, 6% Portugal, Poland (48%) — Mexico, provisions: (19% 2% 9% sustained growth Germany, of profits) 4% outlook Rest of Europe, 3% 2 Mature markets UK, 17% where provisions Brazil, 25% are stable / down USA, 9% (33% of our portfolio) We can deliver attractive results in all three types of markets... 34 * Proforma 1H 27

1 Mature markets w/ cyclically high provisions: Profit fall in Iberia compensated by Attributable profit Spain and -EUR 1.3 Bn Portugal retail and commercial Cyclically banking low 3,274 margins 3,383 2,118 2,985 cyclically -EUR 546 mill high provisions Other BUs 1,345 799 compensate 6,063 for the fall in 5,493 5,669 5,126 Iberia 3,100 3,322 2007 2008 2009 2010 1H’10 1H’11 * 35 * Before PPI 28

1 Mature markets w/ cyclically high provisions: our goal is to recover foregone profits Our “homework”: Management REGAIN LOST PROFITS / BACK TO ATTRACTIVE ROE priorities Improve provisions cycle 30% Return on Allocated Equity- Santander Network (Spain) Actively manage margins 20% Efficiency gains / adapt cost structure Gain profitable market 10% share- leverage position of strength 0% Average 2004- 2009 2010 2011E Medium term 2008 36 29

1 Mature markets w/ cyclically high provisions: S-T Profit recovery and strong capital generation expected in the M-T 2011-2014: 2013-14+: progressively regain strong free capital past earnings levels generation: Specific provisions Attractive ROE already falling in 2011 with a stable loan book Margin and cost (low RWA growth) improvement Annual free capital generation > EUR 2 Bn 2011 2012 2013 2014 ... 37 30

2 Mature markets where provisions are stable / down: Good performance but some In these units, our net profit has benefited from a good credit cycle but... Attributable profit EUR mill. UK: Currently challenged on: SCF UK Sov Low rates and +39% 3,220 regulatory framework 2,320 +20% US: Franchise stability but 1,887 profitability subdued due 1,574 to low rates SCF: Continued to benefit from low rate environment 2009 2010 1H’10 1H’11 * 38 * Before PPI 31

2 Mature markets where provisions are stable / down: working to absorb S-T pressures while building our franchises Management priorities UK: Building STRONG COMMERCIAL Profits impacted by rates and FRANCHISES regulation Continue to implement commercial Building an SME franchise and model integrating RBS business Leverage global units US: Re-building SOV operationally Grow in “underweight” segments (e.g., UK SMEs) Continue to grow SCF: Deliver growth in a low growth Grow on the back of competitors environment... weakness ... and deliver ROEs above the Strong divisional backbone in market standard Germany 39 32

2 Mature markets where provisions are stable / down: S-T pressures and M-T single digit growth SHORT TERM: Profits MEDIUM TERM: full under pressure: steam ahead Low rates, regulatory costs Gain profitable market Complete integrations, build share; positive jaws commercial franchises Organisations focused on integrations (UK, Germany), IT Double digit ROE implementation... with single digit net profit growth (above market average) 2011 2012 2013 2014 ... 40 33

3 Emerging markets (48%): continued growth outlook LatAm has continued to deliver strong profit growth Attributable profit EUR million Plus: We are Rest of Latam Brazil incorporating BZ WBK +25% 4,804 in Poland: 3,833 o Strong franchise in +16% the Polish market 2,457 o Potential to deliver 2,122 cost and revenue synergies o Net profit target: EUR 480 m in 2013 2009 2010 1H’10 1H’11 41 34

3 Emerging markets (48%): continue to grow with a low risk profile Our “homework”: BUILD STRONG, EFFICIENT, Management priorities COMMERCIAL FRANCHISES There is growth potential in Gain profitable market share emerging markets... Low risk profile, with a through-... with appropriate riskthe !! the-cycle approach appetite Positive jaws (in markets with However, not all banks present significant cost pressures) in emerging markets can translate that presence into Leverage Group strengths-strong growth IT, global units, connectivity 42 35

3 Emerging markets (48%): S-T and M-T growth outlook Short Term and Medium — Term: full steam ahead with appropriate risk levels Gain market share with an appropiate risk appetite; Double digit net profit growth 2011 2012 2013 2014 ... 43 36

We believe that, over the next three years, SAN will go through a progressive PROFIT NORMALISATION Normalisation of interest rates Normalisation of deposit margins Normalisation of liquidity costs Normalisation of provisions Medium term ROE uplift Between 3-6 pp 2011 2012 2013 2014 ... 44 37

Index 1 Reminder of the 2007 Investor Day: Outperforming across the cycle 2 A business model based on recurrent, sustainable earnings generation that allows us to create value as a Group Outlook: environment and state of the Industry: 3 It is possible to create value in both mature and emerging markets 4 Santander: Outlook — The value of diversification Expected contribution from profit normalisation 5 Conclusions 45 38

Conclusion Our business model continues to be valid and has strengthened during the crisis The diversification has allowed us to compensate pressures in some markets with the better/strong pace of other units The world is a tale of two markets: emerging and mature markets... ...we think we can make money in Mature markets will provide which will feed dividend levels and support emerging markets growth With our solid business model and the strong effort of all units going back 12-14% ROE levels is in our hands... 46 39

Summary Main Messages- per unit (I) (2012-2014) Absorption of low rates and regulatory impacts in the S-T UK Regain growth by 2013 while building a SME franchise Brazil Consolidating the franchise after the integration High Double digit growth with low risk profile Spain Regain past profit levels by 2014 Margin and cost management while provisions normalise SCF Consolidate historic high profit levels in 2012 ...and continue to grow the Chile Stable double digit growth sustained in the medium term Continue to maintain leadership in local market 47 40

Summary Main Messages- per unit (I) (2012-2014) Gaining market share in a largely under-banked market Mexico High double digit growth sustained in the medium term USA Building a full commercial bank USD 750 m target reached in 2011; cruise profit level by 2014 Poland Acquisition business plan on track Expected EUR 480 mill profit by 2013 RISK Progressive normalisation of provisioning in Spain Diversified and cautious risk appetite / low sovereign risk Financials Progressive earnings normalisation Mid term ROE between 12-14% 48 41

Press release
INVESTOR DAY
Alfredo Sáenz: “Profit will return to normal in three years”
•	“Emerging markets (Latin America and Poland) are expected to provide double-digit growth in net profit in the short and medium term.”

•	“Mature markets where provisions have stabilized or are falling (the U.K., the U.S. and Santander Consumer Finance) will register single-digit increases in net profit over the next three years.”

•	We expect that in 2013 and 2014 Spain and Portugal “will generate EUR 2.0 billion in excess free capital a year.”

•	“The crisis has validated our business model of diversification with financially autonomous subsidiaries and strong operational integration within the Group.”
London, Sept. 29, 2011 — Banco Santander Chief Executive Alfredo Sáenz said that “over the next three years, we will see a gradual normalization” of the bank’s profit, which will lead to an improvement in return on equity of between 3 and 6 percentage points.
“With our solid business model and a great effort from all our units, it is within our reach to return to levels of ROE of 12-14%,” he added
The recovery in profitability takes into account the high costs of new regulations and funding and will come about through a normalization of provisions in mature markets. Moreover, the current low-interest rate environment could favour future results, he added.
Sáenz was speaking at the opening of the Banco Santander Investor Day attended by more than 300 analysts and investors. At the meeting, Banco Santander senior management is presenting to the financial community the bank’s outlook in the businesses and countries in which it operates. Santander Chairman Emilio Botín will close the meeting in a session on Friday.
Sáenz reviewed the Group’s performance in the last four years, stating that “the crisis has validated our business model.” He said that “diversification has allowed us to offset pressures in some markets with the better/strong pace of other units. The world is a tale of two types of markets: emerging and mature, and we believe we generate attractive returns in both, though in different ways. Mature markets will provide high levels of free capital which will feed dividend levels and support emerging markets growth.”
Santander’s emerging markets (Latin American and Poland), which currently contribute 48% of the Group’s earnings, are expected to provide double-digit growth in net profit in the short to medium terms. The businesses in mature markets where provisions have stabilized or are falling (the U.K., U.S. and Santander Consumer Finance), in contrast, will register single-digit growth in net profit. Lastly, in Spain and Portugal, two mature markets where provisions continue to be high, Sáenz said he expects to see the “generation of excess free of EUR 2 billion a year in 2013 and 2014.”

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com

Alfredo Sáenz pointed out that Banco Santander “generated more accumulated profit than any other western bank during the crisis, despite being much smaller than many others in terms of revenues and capital. Moreover, the stress tests carried out by the EBA have shown that we generate more profit and pay the highest dividend in the stress scenarios.”
“Our business model continues to be valid and has grown stronger during the crisis.” The model is founded on seven principles:
1.	Diversification is key: We have a good balance between emerging and mature economies, avoiding exposure of more than 25% of earnings to any one country.

2.	A vertical strategy: We focus on 10 large and attractive markets with a significant position in each one. Local critical mass is essential to greater profitability.

3.
Focus on retail and commercial banking: This activity accounts for 76% of profit. We have more branches than any other international bank. “We will continue to shun businesses that we do not know well.”

4.
We are increasingly playing on international connectivity and the business derived from it. We have strong banks in Europe, Latin America and the U.S., as well as branches in Asia. We are focusing on capturing business from the flows among the regions where we operate.

5.
A low risk profile, backed by a high degree of geographical diversification, with a clear view of risks and a highly collateralized loan portfolio. This means low exposure to sovereign risk and a focus on risks that we understand, in which losses can be predicted, and deep involvement of senior management. This principle and the following are not negotiable.

6.
Efficiency in costs: Positive jaws (by which revenues grow more than costs) are absolutely necessary. We have been able to maintain our relative strength in efficiency compared to our competitors and we are well above the average for banks. This strength in efficiency is due to our global integration, which we exploit with three types of intra-Group synergies: Cost synergies in technology and operations; revenue synergies through shared commercial models, manufacturing of products such as insurance, asset management and treasury, and synergies in governance, which include shared models of risk management, financial control, accounting and corporate governance.

7.	Subsidiary model: Each unit is responsible for its own capital and funding.
Sáenz pointed out that the Santander subsidiary model is based on units having a strong local presence and being financially independent, but with strong operational integration within the Group. “We have a business model that allows us to have greater value than the sum of our parts,” he said.
The Group’s businesses can be divided into three large blocs. In each one of them, Santander is able to obtain very good results, Sáenz said.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com

1.
Markets in which provisions are still at cyclical highs: Spain and Portugal. We will work to recover profit we have lost in the last few years. The task in these markets is to prepare for an improvement in the credit cycle, to actively manage margins, adapt the cost structure to market realities and gain profitable market share. “From 2011 to 2014 we are going to work to regain lost profit. Specific provisions show an underlying downward trend and we expect the credit cycle to start improving in 2012.” We expect that in 2013 and 2014 Spain and Portugal will “generate an annual EUR 2 billion in free capital.”

2.
Mature markets in which provisions are stable or falling: the U.K., Germany, the Nordic countries and the U.S: We must build strong business franchises and execute the operational integration of the units in the U.K. and the U.S. In the short-term, these units will have to absorb the impact of low interest rates, regulatory costs and integration. In the medium term, they will obtain “ROE in double digits and single-digit growth in profit.”

3.
Emerging markets: Latin America and Poland. In the short and medium term our task is to build strong and efficient business franchises, with a balanced appetite for risk, increasing market share and growing profits by double digits.

Lastly, the CEO reviewed the main messages of each of the group’s main units.
On the first day of the presentations, the heads of Santander’s units in the U.K., Brazil, Chile, Mexico and the Santander branch network in Spain.
Santander UK
Santander UK aims to generate return on tangible equity of 16% by 2014, when the results of an intensive two-year investment programme of nearly £500 million will start to contribute to earnings. According to CEO Ana Botín, Santander UK’s strategic plan for 2011 through 2013 is based on adopting the Santander Group retail relationship and customer-based model in the U.K. This will involve, among other things, a focus on rewarding existing customers through simple, value-added products. The bank is also actively developing new products and services for SMEs as well as integrating the branches acquired from RBS — which upon completion will prove a transformational addition to Santander UK’s business.
Despite strong regulatory and macroeconomic headwinds, Santander UK’s efficiency and profitability will continue to be above that of its peers throughout this period. In 2014, Santander UK will have a more sustainable business model, a stronger balance sheet and more customers using more of its products.
Brazil
Santander Brasil expects to grow its profit by 15% a year in 2012 and 2013, according to Marcial Portela, the country head in Brazil. Santander is the third largest private bank in Brazil, with 24 million customers, 3,700 points of service and 18,000 ATMs. Against the expected outlook for the Brazilian economy in coming years — sustained annual growth in GDP of around 4% between 2011 and 2013 and a low credit-to-GDP ratio — Santander Brasil has a strong capital base, prudent risk management, the international experience of the Group, and the boost of its newly rolled-out and robust core banking platform. These strengths will help to grow the customer base in numbers and in products per customers, opening between 100 and 120 branches a year in the next three years and increasing market share in key business such as mortgages, credit cards and consumer finance, with annual growth in lending of between 15% and 17% in the next two years.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com

Santander branch network in Spain
In one of the most difficult economic situations ever for the Spanish economy and financial system, the Santander branch network expects to exceed 2010 earnings, due to improved margins (and average gross margin of 6% through 2013) and lower provisions. The head of the Retail Banking division in Spain, Enrique García Candelas, affirmed that “we are meeting the targets we set for ourselves” when we set out our priorities for managing through the crisis. Among the main challenges, he cited “improved customer margins and recurrence in revenues, keeping costs flat and maintaining installed capacity, with a 20% reduction in the funding gap. He highlighted that NPLs in the Santander branch network are below the average for the system, with lower needs for specific provisions from 2012.
García Candelas said he expects the loan book to decline by 3% and deposits to rise by 5% a year on average through 2013. The goal is to maintain “growth in capturing and retaining customers,” with a focus on “attracting profitable customers.” Along these lines, he said the aim is to capture 55,000 customers and one percentage point of market share in the corporate, business and public institutions segment. Moreover, the Santander branch network expects to strengthen its leadership in personal and private banking and increase multichannel banking among mass market individuals.
Chile
Santander Chile is the largest banking group in Chile. Its main strength is commercial and retail banking, in which it has markets shares of 20% in terms of lending and customers. According to Claudio Melandri, General Manager of the bank, Santander Chile is the market leader in efficiency and profitability, with 3.4 million customers and the country’s largest network of branches and ATMs. Based on estimates of growth for the Chilean economy of between 4.5% and 6.5% through 2013, with low inflation, Santander Chile expects to maintain double-digit growth rates, expanding its model of Prime Banking to 100% of the segment, increasing cross-selling in the mass market and improving its efficiency ratio to around 35%-36%.
Mexico
Marcos Martínez Gavira, country head in of Santander in Mexico, highlighted that the bank has registered the best performance in the market and is more profitable than the sector average. The demography and structure of the Mexican population, together with a solid, growing economy and increasing financial intermediation, represent unique opportunities for growth and the development of financial services in the country. With a clear and diversified business model, Santander has enormous medium-term growth potential, with an annual increase in net profit of between 15% and 20% in 2012 and 2013.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com

Argentina
Santander Río in the leading private bank in Argentina, with market shares of 10% in lending as well as deposits. The bank has been growing profits without interruption since 2003. A retail bank with 2.3 million individual customers with segmented products, it also serves 120,000 small and medium enterprises. In the next two years, Santander Río expects to grow by 25% in new lending as well as deposits, while keeping NPLs below 1%, according to Argentina country head Enrique Cristofani.
More information in www.santander.com

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com

Ana Patricia Botín Santander UK 83

Disclaimer Santander UK plc (“Santander Banco Santander, S.A. UK”) and (“Santander”) both caution that this presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. Factors that may affect Santander UK s operations are described Accounts on Form 20-F for 2010. A more detailed cautionary statement is and Accounts on Form 20-F for 2010. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander UK or Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, both Santander UK and Santander give no advice and make no recommendation to buy, sell or otherwise deal in shares in Santander UK or Santander, or in any other securities or investments whatsoever. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Neither Santander UK nor Santander undertakes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast. 84 2

Index 1 Santander UK’s recent performance 2 Market environment 3 Commercial turnaround of Santander UK 4 Three year outlook 85 3

Index 1 Santander UK’s recent performance 2 Market environment 3 Commercial turnaround of Santander UK 4 Three year outlook 86 4

We have a unique position in the UK H1 2011 PBT H1 2011 Customer assets Markets Markets £199bn £1.15 Bn 6% <1% UK Retail UK Retail UK Corps & Customers UK Corps. & Customers SMEs SMEs 15% 79% 13% 86% Santander UK has one of the largest customer bases and distribution networks in the UK and is a market leader inmortgages & savings 25 million customers c.10% core market shares in UK 2nd in retail mortgages 1,404 branches 23,963 employees 2nd in retail deposits 87 5

Our business model includes some of Santander Group s core strengths... Our core IT Single customer view Cost synergies Banking Scalable and efficient of c. £580m system in 2005-2011 Tailor-made solutions Mortgages H1’11 NPL 1.4% ratio vs. 2.1% Prudent risk industry management Since 2008: Corporate non-core -46% Treasury run-down portfolio -80% 88 6

...and financial strength: the strongest financial institutions in the UK A strengthened balancezx .... with improved sheet... Loan-to-Deposit ratio (%) Liquid assets Core FSA eligible- (£bn) H1’11 122% H1’11 44 2008 141% 2008 11 ... capital position... ... and enhanced UK GAAP Core Tier 1 (%) Money market funding (£bn) 11.4% H1’11 19 H1’11 2008 6.2% 2008 37 89 7

2However, despite progress, there is huge unlocked potential We are still the combination of 3 building societies Product driven vs. customer driven Close gap in service and customer satisfaction Develop product and systems capability for SMEs / Corporate ... the next 3 years focus will business acquired from RBS, which will be at the core of our investment to achieve our commercial turnaround 90 8

Index 1 Santander UK’s recent performance 2 Market environment 3 Commercial turnaround of Santander UK 4 Three year outlook 91 9

Modest GDP growth ahead and lower interest rates will remain for longer than expected Annual GDP Growth (%) Interest rate (%) Forecast as at 1.6 2.4 4.7 1.4 1.1 0.7 1.5 2.5 1.6 -0.1 0.6 0.5 0.5 0.7 -4.9 08 09 10 11(e) 12(e) 13(e) 08 09 10 11(e) 12(e) 13(e) Annual CPI Inflation(%) Unemployment rate (%) 4.5 7.8 7.9 7.8 7.8 7.8 3.6 3.3 2.4 6.4 2.2 2.0 08 09 10 11(e) 12(e) 13(e) 08 09 10 11(e) 12(e) 13(e) 92 Source: Office for National Statistic & Bank of England (e) IMF ; Interest rate based on external consensus from HM Treasury 10

Retail deposits growth expected to exceed mortgage growth Mortgage lending market stock (£trn) Retail deposits market stock (£trn) % Growth _____ % Growth 5.2% 5.4% 3.5% 3.4% 2.4% 3.2% 3.9% 1.0% 0.7% 0.7% 0.8% 1.4% 1.36 1.41 1.24 1.24 1.25 1.26 1.27 1.23 1.28 1.31 1.23 1.17 08 09 10 11(e) 12(e) 13(e) 08 09 10 11(e) 12(e) 13(e) 93 Source: Office for National Statistics & Bank of England (e) HM Treasury latest UK economy forecast (August 2011) 11

The market environment is adversely impacting UK bank earnings, including Santander UK 1 An increasingly onerous and uncertain regulatory environment 2 Weaker than expected macro scenario a) Lower for longer interest rates b) Higher wholesale and retail funding costs 94 12

1 An increasingly onerous and uncertain An increasingly onerous and uncertain regulatory regulatory environment 1 2 Weaker than expected macro scenario environment a) Lower for longer interest rates b) Higher wholesale and retail funding UK regulatory requirements will continue costs to impact on Santander UK PAT Impact _____ Liquidity buffer X 9 X 10 FSCS X 4 Bank Levy 2008 2010 2011(e) 2012-13(e) ...with further significant broader regulatory demands 95 13

1 An increasingly onerous and uncertain regulatory environment 2.a Interest rates expected to remain low 2 Weaker than expected macro scenario Hedging strategy protected financial margins, a) Lower for longer interest rates b) Higher wholesale and retail funding but from 2012 sustained lower interest rates costs will impact earnings Interest rates (%) 5.4 4.7 4.6 4.3 4.7 2.9 2.1 1.1 0.8 1.0 0.7 1.9 2008 2009 2010 2011(e) 2012(e) 2013(e) 3M Libor Structural hedging yield ...however, bp increase in interest rates would100 improve run-rate income by c. £200m 96 14

1 An increasingly onerous and uncertain regulatory environment 2.b Higher retail and wholesale funding costs 2 Weaker than expected macro scenario Negative spread has widened in recent a) Lower for longer interest rates b) Higher wholesale and retail funding months in retail deposits costs UK Banks weighted deposits spread (1) 2.00 1.50 1.00 0.50 0.00 -0.50 -1.00 -1.50 01/08 07/08 01/09 07/09 01/10 07/10 01/11 07/11 97 (1) Internal calculations based on Bank of England statistics 15

1 An increasingly onerous and uncertain regulatory environment 2.b Higher retail and wholesale funding costs 2 Weaker than expected macro scenario Impact of increase on medium-term funding a) Lower for longer interest rates b) Higher wholesale and retail funding costs in 2012/13 costs MTF new issuance c. 100 bps avg. c. 160 bps avg. margin vs. c. 20 bps pre-crisis MTF 21 24 c. 13 issuance £Bn 1 per year 4 2008 2009 2010 2011(e) 2012-13(e) ... while improving our funding profile S/T Funding % Total 12% 9% 7% c. 5% Assets 98 16

In spite of the strong headwinds, the UK market continues to be a unique opportunity for Santander UK Largest financial 2nd player in the profitable market in Europe mortgage business 62m High value savings franchise individuals (?85bn) in a rate scenario c.5m _____ businesses Becoming an incumbent player in the SME & Corporate market with c.235k business acquired from RBS corporates _____ And better positioned than peers: 1.9 tr. Lending No legacy issues 1.3 tr. Deposits Best in class efficiency Our challenge is the internal transformation to the Santander Group model 99 17

Index 1 Santander UK’s recent performance 2 Market environment 3 Commercial turnaround of Santander UK 4 Three year outlook 100 18

Priorities and achievements in 2011 Progress 100% of FY funding plan Balance Sheet Management completed by June Strengthen management team Completed Regulatory reform andimplications In progress = Assure flawless integration of new Full set of measures = acquired RBS business undertaken Achieve challenging targets in service and customer satisfaction In progress = Strategic review Completed 101 19

With our strong balance sheet, now is the time for the “commercial turnaround” of Core Profitable growth vs. market share principles approach Commercial turnaround Full-service, diversified, customer- centered franchise 1 Customer 2 More balanced driven model business mix (vs. product and SME bank driven) of choice 3 Leading efficiency and service underpinned by IT systems A top bank to work for and a step change in customer satisfaction 102 20

1 2 More balanced Customer business mix and driven model SME bank of (vs. product driven) Customer driven retail model choice 3 Leading efficiency and service 1 underpinned by IT systems Customer Satisfaction: Put the customer at the center Mortgages Savings Core m.s. 14% m.s. 10% franchise Leverage franchise to grow mass 8 million market offering Current accounts -only 33% Primary- Growth drivers Investments Credit Cards m.s. 2% m.s. 3% (new business) Opportunity: Segmentation of 25 M customers 103 m.s.: Estimated market share. Estimated investments share in bancassurance market is 14% 21

1 2 More balanced Customer business mix and driven model SME bank of (vs. product driven) choice 3 Leading efficiency and service 1 Customer driven retail model underpinned by IT systems Opportunity to grow primary relationship with 25 million customers 82% of highest potential customers have “mono” category holdings Customer holdings Peers 1.7 SAN UK 1.5 23% 24% 24% +10bps 18% = 10% +c. £100m revenues Mortgage >10k Current Investment >1product only savings Account Only only only 104 22

1 2 More balanced Customer business mix and driven model SME bank of (vs. product driven) Customer driven retail model choice 3 Leading efficiency and service 1 underpinned by IT systems Simple products that add value. Reward existing customers primary relationship 3 million new current From 1.4m to 3m accounts in 3 years credit cards in 2013 105 23

1 2 More balanced Customer business mix and driven model SME bank of (vs. product driven) Customer driven retail model choice 3 Leading efficiency and service 1 underpinned by IT systems Focus on primary relationships (current acc., cards...), will drive Outlook for 2011-14 Balance sheet growth broadly flat Mortgages & Mortgages and savings revenue Savings pressured by new business margins and limited scope for back-book repricing Other retail CAGR of c. 9% products _____ ....otherwise heavily impacted by regulatory + market environment 106 24

1 2 More balanced Customer business mix and driven model SME bank of (vs. product driven) More balanced business mix choice 3 Leading efficiency and service 2 underpinned by IT systems Attractive opportunity in the SME and Corporate segments Revenue split by segment (H1’11) Santander UK Peers 21% 36% 64% 79% Retail Corporates 107 Note: Peers’ split considers only UK Retail, SMEs and 25 Corporate business

1 2 More balanced Customer business mix and driven model SME bank of (vs. product driven) More balanced business mix choice 3 Leading efficiency and service 2 underpinned by IT systems Successful growth in SMEs/Corporates thanks to relationship banking Corporate core assets (£bn) The Santander model Case Study 23.9 +66% “We needed a bank aren t just a standard 14.4 firm and that we care about high-quality products. When we met Santander, they showed a real ability to think outside the box. The service we have received has been impressive, 9.6 attitude with invaluable commercial 5.8 acumen” Geoff Edwards, Executive Vice President 2008 H1’11 Operations, B&W Group Ltd. SMEs Other Core 108 26

1 2 More balanced Customer business mix and driven model SME bank of (vs. product driven) choice 3 More balanced business mix Leading efficiency and service 2 underpinned by IT systems Continuing to grow organically in SMEs/Corporates Regional business centers Growing regional 39 42 coverage for SMEs 32 23 +82% + 2010 2011 (e) 2012 (e) 2013 (e) Contribution of fee income (1) Completing product 2011 (e) 2013 (e) capability 28% 35% Non NII Net 72% 65% Interest Income 109 (1) Excludes run-down portfolios 27

1 2 More balanced Customer business mix and driven model SME bank of (vs. product driven) choice 3 Leading efficiency and service 2 More balanced business mix underpinned by IT systems The acquisition of RBS businesses is transformational 1.5m current accounts Retail 10% 2% 100K premium customers 200k business customers SMEs 4% 5% 30K customers Mid-Corp 3% 3% 1K customers Santander UK RBS/Natwest The RBS transaction* is expected to be completed in Q4 2012 110 *Pending the necessary authorizations 28

1 2 More balanced Customer business mix and driven model SME bank of (vs. product driven) choice 3 Leading efficiency and service 2 More balanced business mix underpinned by IT systems Successful growth driven by more extensive footprint and better product capabilities/fees Corporate Banking organic revenue growth CAGR 11(e) 14(e) 15%-20% Asset quality is a priority RBS branches will start to materially contribute additional revenue in 2013 2010 2011(e) 2012(e) 2013(e) 2014(e) NII Non NII 111 29

1 2 More balanced Customer business mix and driven model SME bank of (vs. product driven) Systems driven efficiency and service quality choice 3 Leading efficiency and service 3 underpinned by IT systems Our commercial turnaround leverages Santander Group IT systems and proven commercial models IT Investment £m £490m in 3 years 210 170 110 2012(e) 2013(e) 2014(e) Partenon still not fully exploited: 364 business applications used in UK vs. 520 available 112 30

1 2 More balanced Customer business mix and driven model SME bank of (vs. product driven) Systems driven efficiency and service quality choice 3 Leading efficiency and service 3 Our IT allows for low costs and high quality underpinned by IT systems service at the core of our business model.. Cost efficiency... ... and service All call centers brought back to Business as usual cost the UK growth will be below inflation FSA reportable complaints in 2012-13 (monthly avg.) Outlook is further +c.£100 m (20%) (14%) costs in 2012 and +c.£60 m in 2013 related to our commercial turnaround/ business mix improvement 40,830 32,662 28,148 H1’10 H2’10 H1’11 113 31

Index 1 Santander UK’s recent performance 2 Market environment 3 Commercial turnaround of Santander UK 4 Three year outlook 114 32

Financial outlook Financial Objectives 2011(e) 2012 / MT target 2013 peer 2013 >2014 consensus(1) Cost-to-Income c. 45% 48% — 50% <44% 54% c. 15% RoTE (2) >11% >16% 11% (Ex-PPI) NPLs c. 2% Best in class c. 4% Group view, objectives based on outlined macro scenario and do not include potential Independent Commission on Banking (ICB) impacts (1) UK Banks include RBS, LBG and Barclays. Consensus based on broker research pre-interim results (2) UK view (trading) 115 33

Concluding remarks Our Plan to 2014 implies an investment period in 2012-2013, with payback and higher profitability starting in 2014 Within the outlined macro scenario, in the period to 2013 efficiency and profitability will still be better than or in line with peers By 2014, after absorbing systemic and structural impacts, SAN UK will be as efficient and profitable as it is today However, this profitability will be based on new/more satisfied, more loyal customers, and thus as more ...and with a stronger balance sheet funding mix By 2014, Santander UK will be the leading UK bank in efficiency and profitability 116 34

117

Marcial Portela Brazil 50

Disclaimer Banco Santander (Brasil) S.A. (“Santander Banco Santander, S.A.Brazil”) (“Santander”) both caution that this presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The assumptions for the perspectives on slide 32 are included in slides 22, 23, 26, 27 and 28, 29 and 31 of this presentation. The risk factors that Santander Brazil and Santander have indicated in its past and future filings and reports, including those with the Securities and Exchange Commission of theness and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Unless otherwise provided in applicable regulations, neither Santander Brazil nor Santander undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander Brazil and Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander Brazil and Santander give no advice and make no recommendation to buy, sell or otherwise deal in shares in Santander Brazil, Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast. 51 2

Summary Growth delivery delayed Santander IT platform integrated Brazil from 2008-11 Income Net Profit & Jaw widening Costs Efficiency Brazilian economy and Encouraging outlook for coming years banking sector Sustainable credit growth Strategic plan Maximize operating leverage, improving customer satisfaction and become the for 2011-13 bank of choice of our customers

Index 1 Business evolution 2 Business environment 3 Strategy 4 Targets for 2012 and 2013

Index 1 Business evolution 2 Business environment 3 Strategy 4 Targets for 2012 and 2013

Our Business Model Customer oriented A universal bank focused in retail Strong presence in all segments Global franchise Scale and expertise Cost Efficiency Aim to be the best bank in cost efficiency Prudent risk Comfortable coverage ratio management Correct risk pricing Solid balance sheet Strong capital base and prudent liquidity risk management

Customer oriented: a universal bank focused in retail Largest foreign Bank in Brazil and 3rd Jun/11 private Bank in total assets Revenues [1] by Segment Commercial 11.4% market share[2] in terms of Bank branches 10.3% market share[2] in loans 86% 24 million customers [3] Individuals: 23.0 million Corporate: 1.0 million 9.3 million Current Active Account Holders 11% 11.9 million Credit Cards 3 % Global Banking and Markets Infrastructure Asset Management 3.7 thousand points of sale and Insurance 176 new branches (Jun11/Jun10) 18,099 ATMs 56 1- Spanish Gaap, Includes net interest income, net fees, gain (losses) on financial transactions and other operating incomes 2- Brazil Central Bank: Last data available: Jun/11 3- Total Retail Customers (non-active and active customers) 7

Customer oriented: Strong presence in all segments Credit Portfolio [1] US$ Billion 9.5% CAGR: CAGR 114.6 1H11/2008 91.3 38.6 Individuals 25.0 14.0% 26.4 SMEs 21.9 Corporate 28.5 31.1 4.6% Consumer Finance 15.8 18.5 2008 1H11 57 * Exchange rate R$/US$ of Jun/11: 1.5638 1- Includes credit portfolio acquired from other banks 8

Global franchise: scale and expertise Bring the best of the Group to Brazil... Global scale and synergies Corporate IT platform Exchange of global best practices Global corporate customer base 58 9

Efficiency: Income growth coupled with effective cost control... Income Net Profit US$ Billion Spanish Gaap Spanish Gaap US$ Billion CAGR:11% 20.5 CAGR:26% 16.5 19.8 11.1 4.8 3.9 3.0 2008 2009 2010 1H11 2.3 3.7 4.0 2.9 1.9 Cost(*) US$ Billion Spanish Gaap 2008 2009 2010 1H11 CAGR: -1% Minority Interests Net profit Attributable 7.1 6.7 6.9 3.6 The year 2011 suffers from impacts of the integration 2008 2009 2010 1H11 59 Average Constant Fx Rate R$/US$ of Jun/11: 1.6311 (*) Cost: without depreciation and amortization. 10

...which led to a convergence in efficiency in relation to main local peers Efficiency Ratio [1] % BR GAAP 58.5 48.1 46.2 46.1 45.5 44.0 2008 1H11 Santander Competitor-B Competitor-A 60 Source: Published Financial Statments (BR GAAP) 1. General Expenses /Total Income (Interest Income, fees, revenues from 11 insurance and other operational revenues/expenses and tax expenses)

Prudent Risk Management: Comfortable Coverage Ratio and Correct Risk Pricing Risk Premium [1] NPLs Coverage ratio Spanish GAAP Spanish GAAP 5.9% 6.2% 6.1% 5.7% 5.0% 5.1% 102% 92% 99% 98% 101% 102% Dec.08 Jun.09 Dec.09 Jun.10 Dec.10 Jun.11 Dec.08 Jun.09 Dec.09 Jun.10 Dec.10 Jun.11 61 1. Risk Premium = ((NPL t _____ NPL t-1) + Charge offs _____ Write offs collections)/Average credits 12

Solid Balance Sheet: Strong capital base and prudent liquidity risk management BIS Ratio (%) Loans / Deposits (%) BR GAAP BR GAAP 25.6% 4.9% 22.1% 21.4% 103% 108% 111% 3.1% 2.9% 95% 14.7% 4.0% 11%[1] 10.8% 20.7% 19.0% 18.6% 2008 2009 2010 1H11 2008 2009 2010 1H11 Tier I Tier II 62 [1] Minimum BIS ratio required 13

Index 1 Business evolution 2 Business environment 3 Strategy 4 Targets for 2012 and 2013 63 14

Brazil: Consistent and profitable growth opportunity 1. Sustainable 3-4% GDP growth 2. Substantial planned investments 3. Social mobility room for greater bankarization 4. A solid Financial System 5. Sustainable credit growth due to solid macro fundamentals 64 15

1 . Sustainable 3-4% GDP growth due to sound macroeconomic conditions Real GDP Growth (%) 7.5 6.1 5.7 5.2 4.0 3.8 3.6 4.2 3.2 -0.6 2004 2005 2006 2007 2008 2009 2010 2011e 2012e 2013e 65 Source: Brazil Central Bank and IMF Estimates 16

1 . Strong domestic fundamentals Net Public Debt / GDP (%) International Reserves (Total consolidated public sector) and External Debt US$ billion External debt [1] 350 351 51% 340 38% 36% 309 201 Reserves 53 2004 2005 2006 2007 2008 2009 2010 2011e 2012e 2013e 2004 2005 2006 2007 2008 2009 2010 2011e 2012e 2013e Inflation target Unemployment Rate (%) Inflation 12 months % — IPCA 11.5% 17.8% Interest Rate% Selic 11.0% 11.0% 7.6 6.7% 7.0% 4.2 6.6 2004 2005 2006 2007 2008 2009 2010 2011e 2012e 2013e 2004 2005 2006 2007 2008 2009 2010 2011e 2012e 2013e 66 Source: Brazil Central Bank, Santander Research Estimates and IMF Estimates 1. Includes private and public sector external debt 17

2. Robust pipeline of infrastructure investment in the coming years Brazil Investment Schedule (2011-2016), R$ 1 trillion Petrobras Pre-Salt [1] 13% 4% World Cup 3% Olympic Games Other PAC investment 80% 67 Sources: Brazil World Cup official website / Brazilian Ministry of Development . 2016 Olympic Games Brazilian Candidacy Dossier / Santander estimates 1. In Brazil, recently was discovered its biggest oil reserves in the pre-salt layer, estimates of recoverable volumes are at 6 to 10 billion barrels of oil&gas. 18

3 . Social mobility provides room for greater bankarization Social Mobility Trend GDP Per Capita and Formal Job Million of individuals GDP Per Capita ( R$ thousand) Formal job creation (Million) abc= 46 abc= 19 CAGR: 10.1% 23 31 A/B 13 + 15 million jobs created 22.7 24.8 since 2003 20.7 C 66 16.8 +55% 102 +11% 113 14.2 16.0 16.6 11.7 12.8 47 9.5 10.7 2.9 D 2.4 1.8 1.8 1.9 1.8 1.7 39 0.8 40 E 49 26 16 2003 2011 2014 + 46 million people moved to upper and middle class and a further 19 million expected by 2014 68 Source: Brazil Central Bank , Instituto Brasileiro de Geografia e Estatística (IBGE) and Fundação Getúlio Vargas (FGV) 19

4 . A solid, profitable and well capitalized Financial System BIS Ratio (%) Reserve Requirements [1] *Minimum capital required R$ billion 17.7 18.6 17.4 395 419 17.0 Brazil* 11% 172 194 Basel* 8% 2008 2009 2010 1H11 2008 2009 2010 1H11 Concentration of Business [2] ROE [3] (%) (6 major banks) 19.4 17.4 17.7 70% 15.7 52% 2001 1H11 2008 2009 2010 1H11 69 Source: Brazil Central Brank 1. Requirements regarding the amount of funds that banks must hold in reserve against deposits made by their customers. 20 2. Includes credit, mutual funds and deposits. 3. Net Profit / Equity

5 . Credit expansion: Sustainable Growth Growth resulted from improved economic conditions Origination to hold model Mortgage penetration is low with reduced LTVs Debt servicing ratio is not a concern 70 21

5 . Credit expansion: Sustainable Credit Growth Credit Growth Opportunities to grow 31% 214% 203% 53% 21% 133% in 2013 21% 16% 15% 15% 15% 47% 9% 88% 81% 3% 52% 4% 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 UK US Euro Zone Brazil 2011E 2012E 2013E Mortgage/GDP Credit/GDP Credit growth/nominal GDP growth ratio: 1.5 2.0x System can sustainably grow around 15-16% per year 71 Source: European Mortgage Federation (EMF) 2009, World Bank 2009, Brazil Central Bank (April, 2011) and Santander Research. 22

Index 1 Business evolution 2 Business environment 3 Strategy 4 Targets for 2012 and 2013 72 23

We are moving towards our 2008 — 2011 2011 — 2013 IT platform integration Quality in customer services Outgrow the Intensify customer market relationships Profitability Commercial punch in convergence key segments Cost synergies Cross-sell A single brand Brand Building integration Prudent Risk Prudent Risk Management Management 73 24

Better in customer services Leverage robust technological platform Customer Satisfaction target 1st 3rd 3rd 4rd 4rd CRM Customer friendly nov/10 Apr/10 Sep/10 mar/11 2013 Quality of services New Branches target Time-to-market 100-120 Infrastructure 110 110 per year 2010 2011* 2012/2013 74 Source: Research Benchmark de Satisfação by Ibope (*) Estimate full year. 25

Closer to the customer To be the bank of choice of our customers by 2013 Customer [1] — Individuals Improve value proposition In million for each customer segment 1 10 9 Increase customer satisfaction 2011* 2013 Increase penetration in Loyal Customer [2] — Individuals our current customer base In million CAGR: 20% 5.0 3.5 Growth in customer base 2011* 2013 75 1- Total Active Current Customers 2 — Customer has a basket of products (package rates, overdraft limit, credit cards) 26 (*) Estimate full year.

Commercial punch in key areas SME Credit Cards _____ Issuer Business Total Active Customers Thousand Credit Card New Commercial + 250 Penetration [1] Agreements 800 550 + 64% 58% 2011* 2013 2011* 2013 Santander Acquiring Mortgage Auto Finance Market Share Market Share [2] Market Share +100 bp +200 bp 10% 14% 25% 27% 13% 2% 7,0% 2011* 2013 2011* 2013 2011* 2013 76 1- Active Current Customer with unblocked credit card 2- Does not consider Caixa Economica Federal (CEF) 27 (*) Estimate full year.

Identified cross-sell opportunities Auto Finance X Insurance SMEs X Owner Number of Policies [1] Thousand Active Current Customers Thousand (Sold through the Auto Finance distribution channel) (Linkage with SMEs customers) 320 300 230 100 2011* 2013 2011* 2013 BNDES X SMEs Corporate X Individuals Market Share Payroll — Product Penetration (Total Bank) (Wholesale Share) 29% 32% 7% 6% 2011* 2013 2011* 2013 77 (*) Estimate full year. 28 1. Sold by the autofinance distibution channel

Marketing - Capitalizing global branding initiatives 2010 2013 Brand Top 3 Attractiveness 5º Support strategic plan In three years to become the bank of choice of our customers 78 Source: Millward Brown “Brand Tracking” (2010) 29

Santander Brazil is prepared to capture the growth opportunity with quality risk management Risk function is Correct risk pricing is always independent fostered Efficient collection Risk model proved in process different scenarios Risk premium by segment normalizing after 4Q11 Comfortable coverage ratio Provisions: growing in line with the lending portfolio and the business mix 79 30

Index 1 Business evolution 2 Business environment 3 Strategy 4 Targets for 2012 and 2013 80 31

Targets for 2012 and 2013 Targets for 2012 and 2013 Spanish Gaap Growth in R$ — % CAGR Revenues: 14-16% Net Profit: Costs (includes amortization): 11-13% Ca. 15% CAGR 2012-2013 Total Credit: 15-17% 81 32

82

Enrique García Candelas Retail Banking Spain 118

Disclaimer Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”) could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast. 119 2

Index 1 Business evolution 2 Business environment 3 Strategy 4 Outlook 2011 / 2013 120 3

Track Record Santander is the largest financial group in Spain by combined market share of assets, deposits and profit, with a multi-brand strategy: SAN Branch Network + Banesto + SGBM + SCF Spain+ Banif + Openbank Grupo Santander in Spain Santander Branch Network in Spain (*) EUR million Jun’11 Lending 107,312 Deposits 80,037 Total Assets 110,390 Attributable profit 500 Branches 2,914 ATMs 3,987 Headcount 18,845 Customers (million) 9.3 * Business activity in Retail and SMEs in branches, excluding Corporates, Treasury and ALCO 121 4

Track Record 2006-2008 2009-2011 Focusing on customer management Management priorities during the crisis “Queremos ser tu Banco” 1 Control of non-performing loans 2 Reduction of real estate risk Commercial Management 3 Spreads management Network strengthening 4 De-leveraging. Liquidity evolution Calidad Meta 100 5 Flat costs 6 Customers and Quality Risk quality 7 Income Statement Net operating income (Base 100) (*) 117 145 128 131 100 107 2006 2007 2008 2009 2010 2011 122 (*) Before provisions, based on public figures for each period , 5 adjusted according to the criteria change done in 2011

1 Control of non-performing loans


Retail Banking Spain
Areas staff
Business areas
Recovery business
Regional areas

In 2009, at the beginning of the crisis …

… we were ahead

The Recovery area, initially within the Risk Dept., was integrated to Retail Banking and became a stand alone business

Coverage of organisation structures throughout the management cycle


Specialising thoughout the product cycle
MORE RECOVERIES
Avoid entries
Before
Faster
with evidence
irregular
non-performing
Live portfolio
I30
I60
I90
Simple NPLs
Pre-
ontingent
Contingen
Anticipate/ Analyse (Live portfolio)
Anticipate/ Manage (Irregular portfolio)
Execute (NPLs portfolio)
Commercial systems
Targets

INVESTOR DAY
6
Santander

2 Non-performing loans and real estate risk Evolution In an environment of high NPLs, we are achieving good recovery levels over net entries NPL rates continue to be below the system’s June 2011 Under management: 34% Refinancing: 7% Guarantees: 17% 7.0% 6.5% 6.0% 5.5% 5.0% Recovered: Cash: 76% 66% 4.5% 4.0% 3.5% Reduced real estate developer’s risk 3.0% Jun-11 -31% 2.5% Credit entities 6.42% -15% 2.0% Parent Bank 5.08% 8,079 1.5% 6,531 5,574 1.0% 2009 2010 Jun’11 Parent Bank Credit entities Modest share, 7% of the lending portfolio. 95% in 1st residence. 124 Source: Bank of Spain 7

3 Spreads management Santander Branch Network is leading the In 2009-2010 there were 3 items adding downward pressure on spreads Interest rates on new operations... 1 Sector Santander Sharp fall of Euribor Mortgages 4.68 2 High competitive pressure 3.03 3.43 2.53 3 Non-performing loans impact Dec’08 Dec’09 Dec’10 Jun’11 Loans to 5.13zx ... which led to a generalised fall in Companies 4.57 3.69 customer spreads in the sector 3.35 Dec’08 Dec’09 Dec’10 Jun’11 -1.46 3.13 Cost of 1.50 1.69 deposits 1.15 0.90 1.67 Dec’08 Dec’09 Dec’10 Jun’11 Q4’08 Q4’10 ... aiming to spreads 125 Source: Bank of Spain 8

3 Spreads management Improving spreads on new loans Mortgages Loans to companies Spreads on 2 Spreads on nd year of new loans new loans 2.50 3.19 1.16 2.30 2010 2011 (Jun) 2010 2011 (Jun) Also improving spreads on deposits Euribor 1 year Deposits cost 2.14 1.53 1.42 1.15 2010 2011 (Jun) 126 9

3 Spreads management Improving both, our customer spreads and net interest income Improved customer spreads (*) Change of trend in net interest income o/ Dec’10: +0.65 p.p. 3.35 2.97 1.55 2.20 893 853 785 780 740 721 1.42 1.15 Dec’10 Feb’11 Mar’11 Apr’11 May’11 Jun’11 Var. / Dec 10: Cost -0.27p.p. Return + 0.38 p.p. Q1’10 Q2 Q3 Q4 Q1’11 Q2 (*) Customer spreads: Return of Lending Deposit cost 127 10

4 Deleveraging. Liquidity performance Lending Improving liquidity gap Moderate deleveraging trend EUR million continues Defending profitability - 36% 42,946 EUR million 115,582 107,312 27,275 Dec’09 Jun’11 2009 Jun’11 Deposits Loan to deposits ratio Focusing on balance sheet products 159% EUR million 134% 80,037 72,636 2009 Jun’11 Dec’09 Jun’11 128 11

4 Flat costs Maintaining installed capacity Costs policy continues Branches Costs evolution -0.6% -0.8% 2,089 2,072 2,933 2,934 2,931 2,914 2008 2009 2010 Jun’11 2009 2010 Headcount -0.7% -3.1% 1,031 1,024 19,447 19,064 18,893 18,845 2008 2009 2010 Jun’11 Jun’10 Jun’11 129 12

6 Customers and quality “ Queremos ser tu Banco” continues to Satisfaction and Complaints impact increase the customer base % of unsatisfied customers Beneficiary 3.8 million -4.7 5.1% Primary account holder (nº) customers 13.3 benefiting from 10.7 9.6 9.9 9.4 the plan 8.6 8.0 X 3 9.3 +23% 05 06 07 08 09 10 H1’11 Source: Telephone surveys to individual customers: 16.7% approx. 75,000 customers surveyed each year Non-beneficiary % reduction of complaints 7.5 1st Launching of -39% 5th 5th “Queremos ser 709 614 tu Banco” 468 443 430 374 193 Dec-03 Dec-04 Dec-05 Dec-06 Dec-07 Dec-08 Dec-09 Dec-10 Data: total customers in millions 05 06 07 08 09 10 H1’11 In 2011 redifining the criteria to be elegible as a QSTB customer, increasing requirements Source: Complaint Services from Bank of Spain. In 2005 Santander ranked 1st as the most complained about entity. In Jun11 Santander ranked 5th. 130 13

7 Income statement With the financial sector facing difficulties, the Santander Branch Network maintains its capacity to generate recurring profits Gross income Net operating income* EUR million EUR million SECTOR H1: -11.6% SECTOR H1: -21.1% -2.1% -3.2% 1,207 1,100 1,151 1,092 1,013 986 1,267 1,227 Q1’10 Q2 Q3 Q4 Q1’11 Q2 H1’10 H1’11 We expect to maintain the growth trend in the second half of the year 131 *Before provisions 14

7 Income statement Achieving the targets established: Improved customers’ spreads and recurring revenues Flat costs maintaining installed capacity Narrowing the liquidity GAP and improving market share in activity Non-performing loans below the The effort in capturing and retaining customers continues 132 15

Index 1 Business evolution 2 Business environment 3 Strategy 4 Outlook 2011 / 2013 133 16

Economic and financial environment For the next three years, the financial sector will compete in a market characterised by: Dec-11 Dec-12 Dec-13 Dec-14 A weak and leveraged economy resulting in GDP 0.8% 1.1% 1.8% 1.9% lower activity volumes. Unemployment 20.7% 19.7% 18.5% 17.5% Inflation 2.9% 1.5% 1.5% 1.6% Fiscal adjustment. Achieve targets on fiscal Public Debt 67.4% 70.2% 72.8% 74.9% deficit. Fiscal Deficit -6.1% -5.2% -4.4% -4.1% Source: IMF September 2011 Financial system undergoing restructuring. Opportunity for large and solvent entities to gain market share. Jul-11 Dec-11 Dec-12 Dec-13 Dec-14 Lower interest rates for longer periods of Lending to Private Sector -2.3% -4% -4% 1% 2% time will put pressure on spreads. Deposits from Private Sector 1.7% 1% 1% 3% 4% More non-performing loans in 2011 and 2012, around current levels. Source: Research Dept. Santander. To face these challenges, the strength of our brand and the value of our commercial network, will enable the Bank to “monetise” opportunities 134 17

Index 1 Business evolution 2 Business environment 3 Strategy 4 Outlook 2011 / 2013 135 18

Strategy 1 Increasing profitable market share 2 Linking transactional business 3 Companies and businesses with potential 4 Being leaders in private and personal banking 5 Individual customers multi-channelling 6 Focusing on managing priorities: spreads, costs, liquidity and non-performing loans 136 19

1 Increasing profitable market share Spain: Profit before tax of consolidated groups Many financial institutions are (% / ATMs ) 1,6 The five largest consolidated groups currently facing problems: From 6th to 10th 1,2 From 11th to 20th From 21th to 40th 0,8 Excessive installed capacity 0,4 Greater share of “troubled” sectors 0 (real estate) -0,4 2007 2008 2009 2010 Worse risk quality Source: Bank of Spain. June 2011 Spain: Branches in SpainBranches Lower results because of provisions Savings banks (Mar-1990=100) -4,536 Branches Sep 08: (-10% / Dec’08 ) 25,001. Maximum 200 Banks 180 Savings banks x2 160 It’s the 140 Savings advantage of this banks Dec 90: 120 Banks Jun 08: 13,642 15,657. Maximum restructuring in order to gain 100 Banks Dec 90: x0.9 market share in business and 16,917 80 profits 1990 1992 1994 1996 1998 2000 2002 2004 2006 2008 2010 Source: Bank Bank of Spain. June 2011of Spain, October 2010 137 20

1 Increasing profitable market share Potential for capturing organic mkt. share Specific Commercial Plan HIGH Specific value offer by segment MEDIUM LOW Backed by brand value Intensive use of CRM and ODVs (Sales Opportunity-related Information) Capturing profitable customers Action Plan Centralised Targets and Monitoring “Anchor” products Through Information System / Scorecard “Specific” commercial support Success rate of ODVs Direct marketing Periodic meetings in Regional areas 138 21

2 Linking transactional business In 2006 we were the first to focus on the ... after 5 years, once importance of customers on transactional linkage of customers... In a low activity environment, linkage is the key X 8.5 Customer X 7.7 spreads — X 2.7 Linking + Assets QSTB Transactional Premium Share (%) Share (%) Share (%) Share (%) 47% 43% 45% 38% 12% 7% 5% 3% Current Target Current Target Current Target Current Target 139 22 22

3 Companies and businesses with potential 1,100,000 SMEs contribute 55% of the balance sheet and 45% of revenues Courses of Action 2013 Targets Increase customer capturing To be known as the most Increase customer funds trusted entity Foster international expansion of companies Capturing 55,000 new Retaining customers to increase linking customers and generate higher revenues _____ Innovative solutions Capturing 5,000 new export Focusing on value offer by sector companies Foster multi-channelling relationships Products focused on “added value” Internal targets Gain 1 p.p. in customer Universal branches Plan market share 13% Plan to improve effectiveness of sales teams 140 23

4 Private and personal banking Targets “Our Personal Banking” Consolidate leadership in the affluent clients segment 235,000 customers worth > EUR 100,000 to 500,000 Increase quality customers base: “100,000 customers in 4 years” 23% of the Division customer funds Targets Strengthen our leadership “Leader in Spain” 27,000 customers (> EUR 500,000 Recover double-digit growth in in resources) gross income in 2010-2013 EUR 31 bn in business 141 24

5 Multi-channeling individual customers Our best customers are multi-channel Gross income / Active products by year customer 2013 Targets +2.4 2X 794 794 397 397 1 Double the number of Branch Branch + Branch Branch + customers using internet Channels Channels Sharp migration of basic operations to channels only to view their account (*) On-line banking will grow 18% annually Branches are the key in our multi-channel strategy 2 Multiply by 3.5X the number In 2011 we’ll reach one million multi-channel customers of customers using online banking 53% of premium customers use internet and phone banking 40% of bank transfers are done via internet 3 Internet: and phone banking Commercial channel for basic products. We want to be the multi-channel universal Market share (5-10%) bank of reference in Spain 142 (*) Market research of customers in 6 EU countries (3,000 surveyed customers). (EFMA & Mckinsey & Company) 25

6 Management priorities Challenges Moderate growth of assets profitability Improve Spreads customer Control liabilities cost spreads Adequate structure Costs Flat costs Positive “jaws” Reduce Moderate deleveraging on the assets side Liquidity liquidity GAP Focusing on capturing on the liabilities side by 20% Non- Stand out from the sector on credit quality Reduce credit performing Lower need for specific provisions from cost loans 2012 on 143 26

Index 1 Business evolution 2 Business environment 3 Strategy 4 Outlook 2011 / 2013 144 27

2011 / 2013 Targets Ca. 103,000 CAGR Lending _____ Mill. -3% Ca. 88,000 CAGR Deposits _____ Mill. +5% Gross CAGR income +6% Range Var. 11/13 Effciency 39-41% -3 / -5 p.p. 145 28

2011 / 2013 Outlook In an adverse scenario, the strength of our Brand and priority focus on these management Management drivers Brand strengths Spreads Customer base Costs Strength of retail Liquidity + network NPLs Leading team Sector opportunities ... will enable the Bank to 146 29

147

Claudio Melandri Chile 194

Disclaimer Banco Santander-Chile (“Santander Banco Santander, S.A.Chile”) (“Santander”) both caution that this presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that Santander Chile and Santander have indicated in its past and future filings and reports, including those with the Securities and Exchange Commission of theness and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Neither Santander Chile nor Santander undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander Chile and Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander Chile and Santander give no advice and make no recommendation to buy, sell or otherwise deal in shares in Santander Chile, Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast. 195 2

Main points 1 Santander Chile: largest banking franchise in Chile with best financial indicators and solid balance sheet 2 Chile’s economy has strong fundamentals and should show stable growth, fueling expansion of financial sector 3 Santander Chile: clear strategy to sustain solid levels of profitability and efficiency 4 Outlook 2011 2013 and conclusions 196 3

Index 1 Business evolution 2 Business environment 3 Strategy 4 Outlook 2011 / 2013 197 4

Santander: the largest banking franchise in Chile Leading position in the market Figures US$bn Rank Share Clients Market share[3] Assets: US$56.2 1 20.8% 450 Corporate 18% Loans: US$36.9 1 21.5% 22,300 Large SMEs Deposits: US$27.2 1 19.1% 29% 232,000 Mid-sized SMEs Net income: US$1.2[1] 1 27.9% Branches: 487 1 18.8% 3,090,000 Retail 25% ATMs: 1,946 1 24.9% Employees: 11,500 3 16.3%[2] Figures as of 6/30/11 or latest available figures using the period-end exchange rate. 1. As of June 2011 annualized. 2.On an unconsolidated basis . 3. Market share for Corporate and SMEs is based on N of debtors and market share in Retail is based on checking accounts. Source: Superintendency of Banks of Chile as of June 2011 or latest available figures 198 5

Solid performance in last Strong profitability due to well established commercial banking business and high efficiency Net op. income — provisions* ROE (%) US$ million 1,307 43.8 1,174 1,184 37.3 32.2 32.3 30.5 969 861 2006 2007 2008 2009 2010 2006 2007 2008 2009 2010 Net op. income - provisions* Cost / Income (%) % of total as of 06.30.11 41.5 39.2 34.3 33.2 36.0 Commercial Corporate** banking*** 14% 86% 2006 2007 2008 2009 2010 * Net interest income + fees + gains in financial transactions — costs _____ net loan loss provisions. ** Includes Other Corporate areas. 199 *** SMEs + retail banking 6

... with the best financial indicators Leader in profitability and efficiency Net income ROE Efficiency Branches Employees SAN 27.6% Peer1 28.2% SAN 36.4% SAN 18.8% Peer 1 19.4% Peer1 24.8% SAN 27.4% Peer3 40.5% Peer 1 18.6% SAN 16.3% Peer2 14.8% Peer2 24.2% Peer1 43.4% Peer 2 14.6% Peer 2 13.6% Peer3 6.6% Peer3 23.5% Peer2 44.7% Peer 3 4.5% Peer 3 5.7% Peer4 4.7% Peer4 9.6% Peer4 61.9% Peer 4 6.1% Peer 4 5.1% Figures as of 6/30/11 or latest available figures. Figures are in Chilean GAAP and, therefore, differ from the figures presented by Grupo Santander for Santander Chile. Source: Superintendency of Banks of Chile 200 7

... and a solid balance Loans (US$bn) Deposits* (US$bn) Constant exchange rates as of 06.30.11 Constant exchange rates as of 06.30.11 36.9 33.3 27.0 27.2 31.0 28.7 29.2 24.5 23.0 22.8 25.1 20.0 2006 2007 2008 2009 2010 2011** 2006 2007 2008 2009 2010 2011** Loan and funding structure BIS ratio (%) US$bn as of 06.30.11 Regulatory Capital / Risk-weighted Assets 4.0 Equity 15.6 14.5 12.6 13.8 13.4 Mortgage 9.6 Bonds 12.2 10.5 Other 26.4 27.2 Deposits loans Loans Funding 2006 2007 2008 2009 2010 2011** * Sight Deposits + Time Deposits. ** As of June

Santander Chile: the highest rated company in Latam Risk rating 10 Ba2 11 Ba1 Baa312 Baa213 Baa114 15 A3 16 A2 17 A1 18 Aa3 Aa219 20 Aa1 21 Aaa Rabobank Grupo Santander Credit Suisse BBVA HSBC ANZ Westpac Santander Chile Deutsche Bank JP MorganEvolution of risk rating UBS Wells Fargo Moody’s Aa3 Aa3 Goldman Sachs A1 ICBC A2 BOFA A3 MUFG Baa2 Citibank Itau Bradesco Sep-95 Mar-97 Jul-06 Mar-09 Jun-10 Jun-11 Source: Moody’s via Bloomberg

Summary performance & franchise Santander Chile Chile’s strongest franchise 40% Consistently Best financial indicators delivering solid results Solid balance sheet Santander: well prepared for the future

Index 1 Business evolution 2 Business environment 3 Strategy 4 Outlook 2011 / 2013

Chile: strong fundamentals Chile has solid institutions and a diversified economy General figures Exports by destination USA & GDP: US$260bn Canada 12% GDP per capita (PPP): US$15,400 Europe Asia 19% Exports/GDP: 35% 50% Latam 19% Savings / GDP: 24% Latam, Net public debt*: -8% GDP by sectors 19% Investment grade: since 1992 Current ratings: AA- / Aa3 Mining: 6% Other 52% Manufacturing: 14% ommerce: 11% Financial Services: 17% Figures for 2010. * Gross debt _____ financial assets held by government. Does not

Chile: strong fundamentals Despite a weaker external economy is expected outlook, to show stable growth, in a non-inflationary environment GDP (YoY growth, %) Inflation (YoY change*, %) 6.5% 3.1% 3.1% 3.0% 5.2% 4.7% 4.5% 1.7% 1.5% -1.7% 2009 2010 2011(f) 2012(f) 2013(f) 2009 2010 2011(f) 2012(f) 2013(f) * Year average CPI growth. Source: International Monetary Fund, September 2011

A financial market with ample room to grow Household debt / GDP Clients with banking products % of potential clients, as defined below 76% SMEs (1) 20 80 35% Mortgage 16 84 (2) Chile OECD Countries(1) Checking accounts 30 70 (2) With producsWithout products (1) Data as of 2008 , except Chile: 2010. Includes: Poland, Italy, (1) Based on total SME universe ( 1.0 million) as estimated by the France, Germany, Sweden, USA, Australia, Denmark, Korea, & Ministry of Finance. (2) labor force (8.0As a Taiwan. Source: Central Bank of Chile, OECD, McKinsey and IMF million) as of Dec. 2010. Source: National Institute of Statistics, Superintendency of Banks and Ministry of Finance of Chile

Stable GDP fueling expansion of banking sector: 3 main drivers of bank penetration 1. New clients Sector loan growth Higher income levels will increase the Loan vs GDP growth amount of bankable clients (Average 2002-2010) GDP growth will increase the number of bankable SMEs 1.8x 2. More cross-selling GDP Current clients demanding more financial products Clients preferring banks vs non-bank lenders 3. Greater product usage

Growing with a solid base Financial system BIS ratio (%) Financial system asset quality[1] (%) 14.3 13.8 3.0 12.5 13.1 2.6 2.7 2.5 2008 2009 Dec-10 Jun-11 2008 2009 Dec-10 Jun-11 Customer funds[2] Loans 177 187 173 154 162 160 150 147 15.2% 20.9% 13.0% 9.2% 8.3% 8.7% 5.0% -1.9% Dec-08 Dec-09 Dec-10 Jun-11 Dec-08 Dec-09 Dec-10 Jun-11 Volume in US$ Bn3 YoY growth, % Growth will offset negative effects of regulatory changes 1 NPLs: Non performing loans, refers to loans with at least one installment 90 days or more overdue. 2 Client funds: deposits + mutual

Summary business environment Chile: strong fundamentals Low risk/growth environment solid operating 40% Expanding financial system environment Good growth potential

Index 1 Business evolution 2 Business environment 3 Strategy 4 Outlook 2011 / 2013

Santander Chile: strategy 2011-2013 I. Deepening our focus on commercial banking... II. ... improving clientwhile relationship management Solid growth & sustainable ROEs III. Expanding efficiently... IV. ... while managing risks conservatively

I. Deepening our focus on commercial banking: Middle-upper income individuals Segment 2011-2013 focus Targets Extend Banca Prime Model extended to 100% Middle-upper income model segment (2010: 52%) individuals*: Exploit synergies with Double digit CAGR 9% clients Corporate-SMEs Net operating income after provisions 38% commercial Increase usage of banking loans alternative distribution channels * Figures as % of Commercial Banking

I. Deepening our focus on commercial banking: Mass market Segment 2011-2013 focus Targets Exploit alliances to Double digit CAGR of Mass market*: expand / cross-sell cross-sold clients client base 83% clients Double digit CAGR of Increase usage of Net operating income 20% commercial alternative distribution after provisions banking loans channels Improve quality of service * Figures as % of Commercial Banking

I. Deepening our focus on commercial banking: SMEs Segment 2011-2013 focus Targets Leader in state- Double digit CAGR Mid-sized SMEs*: guaranteed loans of cross-sold clients 7% clients Support internationa-Double digit CAGR 16% commercial lization of SMEs of Net op. income banking loans after provisions Deepen transactional relations with customers Large SMEs*: For larger: focus in value added products 1% clients 26% commercial banking loans * Figures as % of Commercial Banking

II. Improving our client relationship management Alliances as driver to grow on client base CRM / market intelligence as driver for further cross-selling Client base (Ths.) 2011-2013 Focus: Nº 1 priority : client service 3,150 3,433 Fully exploit alliances Upgrade of value offer / service 637 models 573 New CRM +9.0% +11.2% Targets: Top 2 in service among peers Total clients Cross-sold clients* 20% growth in number of clients 15% CAGR in cross-sold clients Jun-10 Jun-11 * Cross-sold: for clients in Banefe (mass market unit) are those with at least two products, one of which is a loan product plus direct deposit. In the Bank, is a client that uses at least 4 products regularly

III. Expanding efficiently Efficiently expanding commercial banking activities Evolution of efficiency (%) 2011-2013 37.0 Improved efficiency: 36.2 34.6 Simplify / streamline product offer 33.2 Increased use of remote channels Upgrade core systems Top of the line processes 2008 2009 2010 Jun-11 Target: Cost/Income: ~ 35-37%

IV. Conservative management of risks Target is to maintain risk premium Evolution of risk premium[1] (%) 2011-2013 Conservative risk management: 2.38 1.83 1.81 2.60 2.21 1.90 Improved credit models for 1.46 1.28 individuals and SMEs 1Q08 2Q08 3Q08 4Q08 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 Increase feedback of growth opportunities to commercial Evolution of coverage (%) teams 89 89 89 89 2009 Dec-10 Mar-11 Jun-11

Index 1 Business evolution 2 Business environment 3 Strategy 4 Outlook 2011 / 2013

Outlook 2011-2013 Stable economic growth: 2012-13: 4.5-4.7% Environment Steady expansion of financial sector: 2012-13: 10-12% Net interest Sustained growth of CAGR income commercial banking Revenues Double Diit Higher cross-selling Fees and product usage Cost / Income 35-37% ratio Efficiency Increased productivity CAGR Net Profit Double Credit risk Stable risk premium Digit In the central scenario, Santander Chile should continue delivering solid profitability

In summary... A positive operating environment Santander Chile has consistently delivered solid results 2011-2013 strategy: Solid growth & ROEs

Magda Salarich Santander Consumer Finance

Disclaimer Santander Consumer Finance, and Banco Santander, .A S.A. (“Santander”) both (“SCF”) caution that this presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that SCF and Santander have indicated in its past and future filings and reports, including in Santander’s those with the Securities and Exchange Commission ofcase affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Neither SCF nor Santander undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by SCF and Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, SCF and Santander give no advice and make no recommendation to buy, sell or otherwise deal in shares in SCF, Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Business Santander Consumer has delivered record results and evolution become a consolidated leader during the economic downturn Business These results have been model business model Strategy Clear management priorities by geographies ...and growing in markets we know well, will allow SCF to Outlook achieve record results in 2011 and maintain recurrent profits 2011/2013 in the 2012-2013 period

Business Santander Consumer has delivered record results and evolution become a consolidated leader during the economic downturn Business These results have been model business model Strategy Clear management priorities by geographies ...and growing in markets we know well, will allow SCF to Outlook achieve record results in 2011 and maintain recurrent profits 2011/2013 in the 2012-2013 period

Since 2008, the Gross Margin profitability has constantly increased, reaching 7.6% in 2010, ... Gross Margin evolution

... with a stable -to-Income of Cost 27.5%, ... Operating Expenses and Cost to Income

... Loan Loss Provisions stabilizing, decreasing to 3.3%, ... Loan Loss Provision Million +2.6% 1,967 2,017 1,393 and 3.5% 3.3% increasing the Coverage 2.8% ratio to 128% overage Ratio (%) 2008 2009 2010 Net loan-loss provisions as % of ANEAS 128% ANEAs: Average Net Earning Assets (Gross Customer Loans _____ Delinquencies) 97% 86% 2008 2009 2010

All in all, SCF has delivered record results during the crisis, reaching a PBT of 1,201 million and a ROA of 2% Profit Before Taxes * ROA: Profit Before Taxes / ANEAs

SCF has become a consolidated leader in the industry during the economic downturn Key figures (Dec’2007) Key figures (Dec’2010) 47,900 Million loans 69,224 Million loans + 45% volume * volume * 9,654 Million deposits 25,950 Million deposits + 169% 8,312 Intragroup Funding 6,950 Intragroup Funding — 16% ( million) ( million) (Aug’11e) Intragroup Funding Intragroup Funding 17% 9% % of Loan Volume % of Loan Volume (Aug’11e) 9.4 Million customers 15.6Million customers + 66% 108,000 Dealers 145,000 Dealers + 34% 674 Million Profit 811 Million Profit + 20%

Business Santander Consumer has delivered record results and evolution become a consolidated leader during the economic downturn Business These results have been model business model Strategy Clear management priorities by geographies ... and growing in markets we Outlook achieve record results in 2011 and maintain recurrent profits 2011/2013 in the 2012-2013 period

These results have been achieved model, based on: 1 Diversification 2 Leadership positions in core markets 3 Pan-European platform 4 Efficiency leadership 5 Strong risk & collections capabilities

1 SCF is diversified across 7 main product lines and 14 key geographies ... by products (%) ... by Dec’10 SCF Loans 69 bn. Car Stock (Dec’10) Portugal Finance Other Durables UK Mortgages 4% Auto Poland 2%4% 6% 5% — New Credit Cards 27% 5%5% Germany Nordic 32% and Others 8% Countries 9% 15% 12% Direct Italy 35% 12% 19% Spain USA Auto-Used

1 SCF is diversified across 7 main product lines and 14 key geographies, ... with the important SCB Germany ... ... by geographies (%) SCB Germany’s SCF Loans 69 bn. (Dec’10) Dec’10 Portugal Other Loans*: 22.3 billion UK Poland 2% 4% Germany Deposits: 22.5 billion 5% 5% Nordic 32% Countries 9% Profit: 391 million 12% % of SCF’s 48% Profit: Italy 12% 19% C/I: 31.4% USA Spain

1 ... with an active management of ... growing in markets we know ... and exiting from markets well ... Nordics Global France deals + GE Hungary UK Global deals + GE Czech Republic Poland Germany AIG USA RBS + GE Slovakia Triad + HSBC + SEB Citi + GE Russia ... where we have a ... where weleading position ... critical mass

... and focused on achieving critical mass and leadership 2 positions in core markets Market share Portfolio New Business Car Loans (New and Used Cars); Market Auto FY2010, percent 0 10 20 30 position ( Mn) Norway* #1 2,736 Finland** #1 902 Leading Poland* #2 774 Positions Spain* #1 4,388 and Critical Portugal* #1 1,098 Mass in 10 Denmark** #2 619 Core Car Germany** #2 12,056 Financing UK* #3 2,779 Markets Sweden* #3 969 Italy* #3 3,964 * Source: Local Consumer Finance Associations ** Source: Internal estimates

3 Thanks to its pan-European platform, with clear competitive advantages, ... Pan-European platform Wide geographical coverage In-depth market knowledge (+20 years) An extensive Specific IT & Ops platforms for network of consumer financing 130,000 POS* Strong risk analytics and remarketing capabilitiesagreements Low cost-to-income provider in Europe Global brand recognition

... SCF has been able to formalize 3 better performance Captive performance of the main * SCF = Proforma results for the global agreements signed with CMs in Europe. ** Average Loans (2009-2010) CMs Finance Captives: VWFS Europe, Renault Credit International, Banque PSA Finance and Fiat Group Financial Services

4 Additionally, SCF maintains its efficiency leadership ... Peers: BNP Financial Services, Credit Agricole Consumer Credit and Societe Generale Financial Services Source: Competitor Annual Reports

... like SCB Germany in , which has achieved the best Cost 4 to Income of its peers

5 SCF’s strong risk & collections capabilities have helped to improve its main risk metrics,

5 ... mainly through its high analytical capabilities, as well as its powerful collections platform, ... Collections Business ... which was successfully implemented Unit (CBU)

Business Santander Consumer has delivered record results and evolution become a consolidated leader during the economic downturn _____ Business These results have been model business model Strategy Clear management priorities by geographies ... ... and growing in markets we Outlook achieve record results in 2011 and maintain recurrent profits 2011/2013 in the 2012-2013 period

SCF has clear management priorities 2010 Portfolio* Growing in markets we know well ... ( bn) SCF Portfolio 69 bn. (Dec’10) Germany 22.3 Nordics Global deals + GE UK USA 12.8 Global deals + GE Poland Germany AIG USA RBS + GE Triad + HSBC + SEB Spain 8.5 Citi + GE Poland 3.6 ... where we have a leading position

SCB Germany is leader in consumer finance, with a high market share Clear Management Priorities Market Share Installment Loans

SCB Germany has a highly diversified Breakdown of Consumer Loan Portfolio Clear Management Priorities

SCB Germany has maintained a stable Clear Management Priorities Cost to income Gross Margin .... achieved above 500 million and a ROA of 2.5%

SCB Germany Management Priorities Take advantage of the German economic environment Maximize captive agreements with Car Manufacturers Complete the implementation of Group’s IT Implement SAN’s in the SEB carve-out

SCF has clear management priorities Growing in markets we _____ Germany USA Spain Poland ... where we have a leading position

SC USA is a full auto service provider, ... Clear Management Priorities ... which has been very active in negotiating portfolio servicing agreements with 3rd parties, ... Loans*: $17.1 billion Customers: 2 million Profit: $338 million

... experiencing a substantial close to $600 million, ... Gross Margin Clear Management Priorities ... maintaining a high ROA during the economic downturn ...

Clear Management Priorities SC USA Management Priorities Sustain double digit growth of organic origination with margin discipline improving Build a captive auto model similar to Europe Capture growth opportunities

SCF has clear management priorities Growing in markets we Germany USA Spain Poland ... where we have a leading position

SC Spain is number one in car financing, with leading positions in core products, ... Clear Management Priorities Market Share Total Auto Loans 2010 Leader in core products Dec’10 Loans*: 8.5 billion _____ Nr. 1 in New Auto financing Customers: 2.2 million _____ Nr. 2 in Used Auto financing C/I: 30.8% Nr. 2 in Durables financing Profit: — 1 million _____ Nr. 2 in Revolving Credit

... which experienced a decrease in Clear Management Priorities Gross Margin

... and implemented risk policies decrease of its Delinquency Ratio and Risk Premium in 2010 Clear Management Priorities Delinquency Ratio Risk Premium _____ SC Spain has also managed to substantially increase its Coverage Ratio

SC Spain is returning to profit in 2011 Clear Management Priorities Profit BeforeTaxes _____ SC Spain Management Priorities Consolidate leadership in new and used car financing New finance captive agreements with Car Manufacturers Improve ROA

SCF has clear management priorities Growing in markets we _____ Germany USA Spain Poland ... where we have a leading position

SC Poland is the leader in new auto Clear Management Priorities Market Share New Car Auto Loans 2010 SCB Poland’s Loans*: 3.6 billion Dec’10 Deposits: 1.0 billion Customers: 1.8 million C/I: 36.1% Profit: 35 million * Gross Customer Loans under management Key ... as well as in Figures (22% share) Leader in core products Dec’10 Nr. 1 in New Auto financing Nr. 2 in Durables financing

With the integration of AIG, SC Poland has achieved critical mass and experienced a substantial increase in terms of PBT and ROA in 2010 Clear Management Priorities PBT & ROA SC Poland Management Priorities Maximize captive agreements with Car Manufacturers Extract synergies in the integration of AIG Poland

Business Santander Consumer has delivered record results and evolution become a consolidated leader during the economic downturn Business These results have been model business model Strategy Clear management priorities by geographies ... ... and growing in markets we Outlook achieve record results in 2011 and maintain recurrent profits 2011/2013 in the 2012-2013 period

SCF achieved new record results in H1’11, with PBT up 77.1% YoY to reach 1 billion and a ROA* of 2.9%, ...

... outperforming its

... and maintaining high downturn

Outlook 2011/2013: SCF is expected to become a self-funded business by the end of 2012 ...

... through reinforcing its

SCF will maintain recurrent profits in the 2012-2013 period, Macro Scenario: Low Interest Rates German economy: favorable portfolio; 48% of SCF’s Nordics and Poland positive macro-environment Healthy starting point and Coverage 128%) Leadership in core markets Solid & proven business model with the necessary skills to compete

... through its clear management _____ Macro Scenario: Low Interest Rates _____ German economy: favorable perspectives 48% of SCF’s _____ Nordics and Poland positive macro-environment _____ Healthy starting point in risks : Risk Premium 2.3% and Coverage 128%) Leadership in core markets Solid & proven business model with the necessary skills to compete SCF’s aim: TOP 3 in core markets “Captive” of model leadershipSCF’s Gain profitable market share Efficiency leadership Strong consumer collections specialist

In summary, After reaching all-time record results and profitability in 1H11, over the next years we will focus on: Self-financed Keeping high profitability Value creation

Marcos Martínez G. Mexico 162

Disclaimer Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander (“Santander and Banco Santander, S.A. (“Santander”) both caution that this presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that Santander Mexico and Santander have indicated in its past and future filings and reports, including in Santander s with the Securities and Exchangecase those Commission of the United States of America (the “SEC”) could unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Neither Santander Mexico nor Santander undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander Mexico and Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander Mexico and Santander give no advice and make no recommendation to buy, sell or otherwise deal in shares in Santander Mexico, Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast. 163 2

Index 1 Business evolution 2 Business environment 3 Strategy 4 Outlook 2011 / 2013 164 3

Index 1 Business evolution 2 Business environment 3 Strategy 4 Outlook 2011 / 2013 165 4

Santander Mexico Overview

Santander is one of the most important financial groups in Mexico and has a strong franchise with a diversified client base

Footprint



- USD$54 Bn in Assets
- USD$39 Bn in Savings
- USD$25 Bn in Credit
- 9.1 million customers
- 1,098 points of sale
- 11,873 employees

Customer Base



Expressed in Thousands of customers, except GB&M
Market Share
233 Groups
GB&M
~15
Institutional*
~33
Middle Market (Large SMEs)
~221
SMEs
~8,856
Individuals
17.4%
14.2%

* Includes Government and Universities

INVESTOR DAY
5
Santander

Efficient infrastructure Market share (%) Total Assets Net Income Branches Personnel ATM’s Peer 1 19.7 Peer 2 33.3 Peer 2 16.3 Peer 2 16.5 Peer 2 20.3 Peer 2 19.5 SAN 18.3 Peer 3 16.1 Peer 3 15.6 Peer 3 18.7 SAN 13.8 Peer 1 14.4 Peer 1 13.8 Peer 1 13.4 Peer 4 17.5 Peer 3 Peer 3 9.4 Peer 4 9.7 Peer 4 11.5 Peer 1 14.9 11.8 Peer 4 8.6 Peer 5 4.1 SAN 9.7 SAN 10.5 SAN 13.1 Peer 5 3.7 Peer 4 1.5 Peer 5 1.5 Peer 5 1.1 Peer 5 0.6 167 Source: CNBV June 2011 6

Santander has outperformed the market, therefore increasing its market share. Market Quota, Percentages Deposits +156bps 2009 1H11 Demand 12.3 12.7 Term 19.5 20.2 15.6 Loans 14.0 2009 1H11 16.0 Loans Mortgage 9.4 15.9 13.3 Consumer 12.9 14.2 Credit Card 14.4 10.9 Deposits 14.7 15.2 SMEs 17.0 20.3 2009 1H 11 Middle Market 15.5 17.7 (LargeSMEs) 2009 1H11 Corporate 16.7 20.9 168 Source: MBA June 2011 7

Santander s has gained profit Pre-tax Profit + 980bps 2008 12.3% 4,789 2009 19.5% 5,342 2010 18.6% 6,632 1H’11 22.1% 3,094 SAN The Big 6 Group Million USD 169 Source: CNBV June 2011 At mean exchange rate of 2011 of $11.8966 8

Santander compares favorably in all ratios ROA (%) ROE (%) 1.78 15.69 1.33 12.79 Santander Average System Santander Average System Fees / Expenses (%) Efficiency (%) 73.4 57.8 42.6 38.1 Santander Average Peers Santander Average Peers Peers: Citi-Banamex; BBVA Bancomer; HSBC, Banorte-Ixe & Scotiabank, Source ROA & ROE: CNBV Jun11 Banks 170 Source Fees/Exp & Efficiency: Santander 9

Overview.- Summary Strong Franchise with diversified client base Efficient use of infrastructure Proven Execution Solid performance and profitability 171 10

Index 1 Business evolution 2 Business environment 3 Strategy 4 Outlook 2011 / 2013 172 11

Macroeconomic Environment Population pyramid 12 with a large youth base and long life Demographics expectancy Urban modern society; 78% live in cities and demand services Public Public deficit of 0.5% GDP (e), at a stable trend Public debt equivalent 31.3% GDP; debt levels below Finance similar and developed countries External Flexible exchange rate regime Current account deficit of 1% GPD in 2011 Sector Direct Foreign Investment of USD20 Bn for 2011. 173 Source: INEGI, SHCP, Santander. 12

Demographics _____ Population Pyramid The population structure alone provides opportunities to increase banking business in the medium-long term Population Structure Total Population 2.2% 112.3 million A g 6.0% e 12.2% G r 21.0% o u 48.1% p 27.1% 31.5% Percentage 174 Source: INEGI 13

Macroeconomic Environment GDP Growth GDP Growth Favorable perspectives in Real Annual Variation (%) the mid-term; 3-4% However it will be affected 5.4 in the short term by global 3.8 3.6 3.7 economic slowdown -6.2 Internal Demand Supporting economic growth: 2009 2010 2011e 2012e 2013e Auto production Source: IMF Retail Direct Investment Job creation 175 14

Banking Penetration Given the state of development of the Mexican economy and the current penetration rate of financial services, the growth potential of the banking system is substantial Bank Deposits / GDP Private credit* / GDP 120% 250% 100% 200% 80% 150% 60% 100% 40% 20% 50% 0% 0% Mexico Latam USA Europe Mexico Latam Europe USA 176 Source: The World Bank / New. Data as of 2009 15 (*) Private Credit by Deposit Money Banks and other Financial Institutions

Financial Environment Mexico has a solid and healthy banking system ready to grow Regulatory Capital / RWA (%) Bank Deposits / Bank Credit (%) 17.95 133 16.50 15.00 14.80 14.23 115 82 71 Latam Mexico USA Europe Asia USA Mexico LATAM EUROPE NPL ratio (%) Coverage ratio (%) 200 169 174 3.1 2.7 2.6 2007 2009 2010 2007 2009 2010 177 Source: IMF & The World Bank 2009 for the upper two and BMA 16 for the lower two

Macroeconomic & Financial Environment Mexico has a solid economic outlook, a sound financial system with great potential, and a population structure that provides strong opportunities Developing society that demands services A unique A solid and growing economy opportunity to grow our banking business Sound financial system with high potential 178 17

Index 1 Business evolution 2 Business environment 3 Strategy 4 Outlook 2011 / 2013 179 18

...Going Forward The roll-out of our strategic plan 2008-2010 2010-2013 Unfavorable economic cycle Environment Universal Banking: Credit business decreasing Retail and Investment Consolidate our Protect bottom line Objective segmented business Improve asset quality model Revenue growth on core Strategy Credit primarily to our clients business Client base segmentation Consolidation of our Consolidate value of business tools the Franchise 180 19

Santander Mexico _____ Strategy Summary Competitive Advantages Business Opportunities Customer Development Client segmentation together High & Mid income Segment with value-added offers Achieving growth with SMEs our clients Middle Market (Large SMEs) CRM together with marketing intelligence + Core products Mortgage Alternative channels fully developed Consumer Fully developing Cards new business opportunities Highly productive branch network Insurance Quality and People 181 20

Service models differentiated by customer type (1/2) Advanced business models with value-added offers for individuals USD21.5Bn ... Objectives Customized financial High services with exclusive 56% Premier income branches and value-added 382 products Mid income Multichannel strategy Preferente coordinated with branches, 1,580 focused on preauthorized 24% credits Clásico Profit oriented and linked at 20% 6,894 the origin through payroll Individual’s Business 8,856 Distribution (volumes) Thousands of customers 182 21

CRM together with marketing intelligence Advanced business intelligence provides constant sales opportunities that that are carried out through branches and alternative channelsare out and % of total sales Contact Center 29% Consumer loans CRM 20% Credit Cards 30% Insurance Risk valuation policies and campaign development ATMs 10% Consumer loans + 2 million customers 16% Insurance with pre-authorized credit offers policies Branches as the main sales and services platform 183 22

Service models differentiated by customer type (2/2) Transactional business model for SMEs and Middle Market ... What differentiates Santander Dedicated business centers with specialized CAGR (volume) executives 2011-2013 SMEs _____ Fast track credit risk evaluation 221,000 +31% clients Value-added transactional-product packages 20% Market Share _____ CAGR Improving share of wallet with our client base (volume) and attracting new customers 2011-2013 Middle Market (Large SMEs) Business development on the agricultural sector +24% 33,000 clients 18% Trade services as value-added lines of business Market Share 184 23

Business opportunities with a better outlook Mortgage... Santander’s Opportunity Rationale Advantage 19% Middle and Market Share Economic stability and Residential housing GDP contribution Well suited product development Population Pyramid Solid mortgage underwriting process 2011 2013 Loan Portfolio CAGR >15% 185 24

Business opportunities with a better outlook Consumer... CAGR (volumes) 20% 2011-2013 Santander’s Competitive Santander s Consumer loan portfolio Advantage USD Millions 1.950 Multichannel sales 1.750 platform 1.550 1.350 1.150 950 2Q10 3Q10 4Q10 1Q11 2Q11 On site credit granting Growth in Consumer Loan Portfolio (Y-o-Y%) 50% Diverse product 40% portfolio 30% 20% 10% 0% jun-10 sep-10 dec-10 mar-11 jun-11 186 25

Business opportunities with a better outlook Cards... Santander’s Acceleration in Acquisition New accounts (000) Competitive Advantage Cross-selling to our customer base Using our own channels Growth in Loans for the first time since 2008 (MOM%) Integrated offers per segment 187 26

Business opportunities with a better outlook

Insurance…

Opportunity Rationale

Low market penetration



Low GDP contribution



Automobile insurance growth



Santander's Competitive Advantage

Solid open market sales model

New autoinsurance model (Aggregator)

autocompara

Acceleration in Sales Premiums Sold (USD Millions)



+40%
733
264
2010
2013

INVESTORDAY
27
Santander

Strategy Summary Strong competitive advantages on services models, CRM and our multichannel sales model Consolidate Growth based on offers prepared the value of and sold differently to each type our franchise of client. Focused on core products with a better business outlook 189 28

Index 1 Business evolution 2 Business environment 3 Strategy 4 Outlook 2011 / 2013 190 29

Looking into 2013 Net Interest Income to grow at with good efficiency ratio Ratio Net Interest Income CAGR Cost / High Income 35-30% Double Digit CAGR Net Profit Double Digit 2010 2011e 2012e 2013e 191 30

Santander Mexico Mexico offers a great potential for growth: Healthy Public Finances Demographic bonus The financial system is strong and ready to support growth Santander Mexico is well position to take advantage of this factors: Strong franchise with solid performance and profitability. With a clear business model and a defined strategic vision aligned to its reality and business environment Potential Net Interest Income Compound Annual Growth Rate of High Double Digits by the year 2013, with high efficiency. 192 31

193

Enrique Cristofani Santander Río — Argentina

Disclaimer Banco Santander Rio S.A. and Banco Santander, S.A. (“Santander”) both caution that this presentation contains(“Santander Rio”) forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that Santander Río and Santander have indicated in its past and future filings and reports, including in Santander’s case those with the Securities and Exchange adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Neither Santander Río nor Santander undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander Río and Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander Río and Santander give no advice and make no recommendation to buy, sell or otherwise deal in shares in Santander Río, Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Argentina: The third-largest Latin American economy. Solid economic fundamentals and external position Ten Years of Sustained Trade Surpluses General government gross debt (% of GDP)(1) (US$BN) 17% in US$ (13% private sector) $20 $20 $15 67% $15 $10 $1049% $5State 43% $5 0 Controlled 36% 25% ( $0 5) 1980 1983 1986 1989 1992 1995 1998 2001 2004 2007 2010 Agencies (2) 25% ( $10) 9% ( $5) 1980 1983 1986 1989 1992 1995 1998 2001 2004 2007 2010 Privates + Int ( $15) 24% ( $10) Organism ( $20) ( $15) Argentina Chile Mexico Brazil Colombia Peru ( $20) 2010 (A+) (BBB) (BBB-) (BBB-) (BBB-) Current account Trade Balance Fast growing economy (2011E real GDP is 75% larger than 2003) Robust levels of employment and consumption growth (under an inflation environment) High reserves accumulation during the last decade (2011 coverage : 11.6% of GDP ) The only major Latin America economy with a balanced budget Source: INDEC, local official statistical office, EIU, IMF and Santander. (1) IMF and S&P sovereign foreign currency ratings. (2) State-controlled agencies include ANSES (Administracion Nacional de Seguridad Social), FGS (Fondo de Garantia de Sustentabilidad), and BCRA, among others.

Solid and transactional financial system Profitable Transactional 2008 2009 2010 6M2011 Loans / GDP: 12% vs. Lat-Am peers 45%(1) Net income* 1.5 2.1 2.9 1.6 Deposits / GDP: 17% ROE 13% 19% 24% 23% Loans = 72% of Deposits *US$ Billions _____ Liquidity (cash and repos ) / Deposits = 25% Low indebtedness Solid Levels (as % of GDP) Ratio BIS: 17% (all Tier 1 ) 2010 Families 5% Non performing loans : 1.7% Companies 6% Government debt: from 50% in 2003 to 23% Mortgage 1% 6% in USD vs. Lat-Am peers 45%(1) No currency mismatch TOTAL 12% (1) Average of Brazil 48% — Chile 77% — Colombia 29% — Peru 24%.

Santander Río is the leading bank in the Argentine private sector As of Market Private sector Jun 2011 Share Rank Private Sector Loans (1) 5.5 Bill 9.6% # 1 Private Sector Deposits (1) 7.2 Bill 10.1% # 1 Total expenses 281 Mill 6.7% Net profit (2) 174 Mill 11.0% # 1 566 Source : Central Bank. Figures in Local Criteria. 451 396 299 357 Traditional Branches 311 310 Profit Before Tax (3) (Current USD millions) 265 265 Net Profit (3) (Current USD millions) 235 218 195 (Figures in Spanish Criteria) 184 258 131 103 241 63 56 215 2004 2005 2006 2007 2008 2009 2010 6M11 (1) Exchange rate as of June 30, 2011 : 1 US dollar = 4.11 (2) Average exchange rate January 11 June 11: 1 U$ dollar = 4.048 Ps

We focus our consumer strategy mainly on middle and high income segments through tailored offerings. Segmentation & High Monetization of Total income by segment (2) Customer Base 2.3 million individual clients Large - 87% are active clients companies 22% Wholesale - 43% are linked clients (1) 29% 120.000 SMEs and corporate customers 22% - 77% are active clients SME’s 27% - 50% are linked clients (1) - 300 are multinational groups Individuals (1) Linked Clients: clients with transactional account, debit card and 3 additional products (2) As of 31.03.2011

By using an extensive distribution network we aggressively pursue new SME and individual customers, and better approach our wholesale clients Differential Commercial Strategy Cards Agreements With Retailers Value-Added differentiated products that tailor the specific needs of our clients Accounts Special agreements with Retailers Emphasis on segmentation and customer service Wholesale clients as a lever of other segments Personal Loans (190,000 individual payroll accounts from large companies) Multi-Channel Distribution Network 703,303 Online 12,200 mobile 273 Telemarketing 2,625 Collection 958 ATMs Banking Users Banking Users Positions Centers 168 service units 847 Self-Service 224 hotline 299 branches for SME’s and 813 Third Party Terminals Telephone positions corporations Sales Points

Looking Forward 2013 Positioned as the leading franchise _____ Proven Transactional model with low cost of funds, and fee _____ Started expansion into key areas oriented income Agricultural sector + Brazil related regions Sustain high ROE • Strong balance sheet structure _____ Strong position in each through Government debt / Assets = 5% commercial segment Without currency gaps transactional Loans to deposits = 77% Well prepared to benefit from banking and credit Hedge 1: Administrative credit expansion and client growth expenses and fees growth • Hedge 2: Interest rates of time deposits and commercial loans 2012 2013 FORECASTS Prices / costs growth Improved margins due to deposits 20% Fee and expenses growth mix and changes in interest rates25% Deposits and credit growth NPL from 0.72% to 1.0% 25%

Adolfo Lagos Espinosa Global Banking & Markets Pure Style — Pure Compliance XMark Template C22883 307 of 373

Disclaimer Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”) could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Index 1 Santander GB&M’s Business Model Track record 3 GB&M’s strategy

Index 1 Santander GB&M’s Business Model Track record 3 GB&M’s strategy

Santander GB&M global network based on Group’s local strengths Integrated client coverage across Group’s geographies (one-stop shop, cross-border origin.) Global product and distribution capabilities (e.g. global books) GB&M leveraging Shared infrastructure local banks Local currency funding Cash management platforms Retail distribution through local networks Local insight Local infrastructure / systems Product provider for retail / mid-corp clients Investments (e.g. RSP) Capital Markets _____ Issues (e.g. DCM, ECM) Structured Finance (e.g. Project Fin.) Hedging solutions _____ to mid-corps (e.g. IRS)

Santander GB&M ´s strategic positioning Global Capabilities Cross-border execution Integrated risk management Common platforms ... Local Insight Funding in local currency Local execution (client proximity, cash mgmt., etc.) Knowledge of local markets ... Template

GB&M: Commercial Banking approach 1 Client focus + 2 Plain vanilla products + 3 Conservative risk management

1 Client focus Revenues, 2010

1 Client focus Closed list of global clients Focus on Group’s core markets

2 Portfolio of plain vanilla products Client Revenues, 2010 (Bn€)

3 Conservative Risk Management Global Risk Management function is independent and reports directly to the Board Systematic monitoring of exposures Taken mainly as a Deep knowledge of our Operational Risk consequence of client clients: risk appetite per Control Department business activity client established upfront manages operational and reviewed yearly risk along the whole Low VaR* exposure operation life cycle $ ~ 80% of total limits 2010: 37.1 M Investment Grade 1H’11: $34.5 M

Index 1 Santander GB&M’s Business Model Track record 3 GB&M’s strategy

Sustained double digit growth

Sustained double digit growth

Leadership position in our core markets (e.g. LatAm — Corporates.)

Index Santander GB&M’s Business Model Track record GB&M’s strategy

Our growth strategy 1 Grow share of liquidity / capital light products

Shift towards capital / liquidity light products regulatory framework Capital Liquidity Product Initiatives Intensity Cost Cash Mgmt.: capture our fair share in UK, Brazil and Mexico, initiate business in US (NE), and leverage BZ WBK’s platform GTB Low Favourable Trade: increase the value added of our offering (e.g. Supply _____ Chain Finance) and expand coverage in US and Europe Bonds LatAm: consolidate strong position in High Yield and gain fair origination & share in High Grade and local issues Low Low distribution Europe: leverage corporate relationships, increase share in _____ FIG and expand our base of sovereign issuers _____ Upgrade product portfolio (e.g. options, currencies pairs) Fully exploit our corporate clients’ flows and Group’s mid- FX corps/retail franchise potential (e.g. UK) Low Low Upgrade technology platforms to capture more institutional _____ flows (in process) Maintain leadership position in ECM in LatAm and Iberia Equity Regain fair share in LatAm Equity Flow, monetizing the Low Low recently deployed e-commerce platform

Upgrade transactional capabilities Direct access to all European, US, and Augmented processing capabilities LatAm markets (Equities, ETD’s, & Bonds) (x50 daily tickets) Improved efficiency 24x7 FX (G10 and LatAm currencies) Zero error goal Improve competitiveness in pricing Improved client service (e.g. single point of contact relationship manager)

Our growth strategy 1 Grow share of liquidity / capital light products 2 Continue following the Group in its international footprint

Following the Group’s steps Santander’s footprint Create GB&M unit in Sovereign ¯ Clients: 138 existing US clients with relevant presence in LatAm and Europe and 226 non-US clients with activity in US ¯ Platform/ product upgrade

Following the Group’s steps Santander’s footprint Create GB&M unit in BZ WBK ¯ Clients: 190 Santander clients with operations in Poland (30 of which were already operating with BZ WBK) and focus on 20 large Polish corporates ¯ Products: Leverage on BZ WBK’s state-of-the-art cash management platform and on Poland as a gateway into Eastern Europe

Our ambition Our ambition...

GB&M’s ambition

Financial targets Fee-driven businesses outpacing revenues

Conclusion Santander has a unique wholesale banking model based on our network approach... ...that has allowed it to achieve a leadership position in the Group’s core markets Our growth plan is the natural enhancement of our business model adapted to new market conditions and upcoming regulatory framework... ...yielding annual double digit revenue growth

Conclusion Santander has a unique wholesale banking model based on our network approach... _____ ....that has allowed it to achieve a leadership The most local global bank and... position in the Group’s core markets ...the most global local bank... Our growth plan is the natural enhancement of our business ...in our core markets model adapted to new conditions and upcoming regulatory framework... ...yielding annual double digit revenue growth

Conservative credit risk management Non-performing Loans

Conservative market risk management Market Making Revenues

Juan Manuel Cendoya Sustainability C22883 363 of 373

Disclaimer Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”) could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Sustainability at Banco Santander Investment in CSR: 148 Mn in 2010. (+17.4% vs 2009; 1.8% Attributable Profit 2010) 3 main lines of action: 1 Higher education. 2 Support to local communities and environment. 3 Stable and long-lasting relations with stakeholders. Santander understands sustainability as the performance of its business activity while contributing to the economic progress of communities and taking into account its impact on society and on the environment. This commitment implies: Integrating ESG criteria in its business model Complying with the best corporate governance and transparency standards Permanent dialogue with its main stakeholders

Sustainability at Banco Santander Structure of the Sustainability function in Grupo Santander

Sustainability at Banco Santander UN Global Compact Compliant with the highest UNEP FI sustainability international standards Equator Principles PRI Carbon Diclosure Project Presence in sustainability indexes Dow Jones Sustainability Index: Bronze class worldwide. Top-tier results in economic, environmental and social areas. Other indexes: FTSE4Good, Ethibel,... Meetings with over 50 investors and analysts on CSR in 2010. The Santander score on the DSJI World Index in 2011 (%)

Sustainability at Banco Santander UN Global Compact Compliant with the highest UNEP FI sustainability international standards Equator Principles PRI Carbon Disclosure Project Presence in sustainability indexes Dow Jones Sustainability Index: Bronze class worldwide. Top-tier results in economic, environmental and social areas. Other indexes: FTSE4Good, Ethibel,... Meetings with over 50 investors and analysts on CSR in 2010. The Santander score on the DSJI World Index in 2011 (%)

1 Santander and Higher Education Santander Universities. Investment: 100 Mn in 2010.

2 Santander and the Community Support for local communities: social action Financial inclusion: Micro credits: in Brazil and Chile, with direct support of 200,000 micro-entrepreneurs. Starting in Mexico Financial education plan: fully activated in Brazil (Brincando na rede), the UK (Santander in schools) and under development in Spain. Local initiatives in our major countries. Foundations in Spain (2), Brazil and UK.

2 Santander and the Environment The environment Energy Efficiency Plan 2011-13; managing our environmental footprint: Reduction of CO2 emissions: 9% until 2013. Scope: Brazil, Chile, Spain, Mexico and the UK. Reduction of electricity consumption: 3% in 2011. Scope: the entire Group. Social and environmental risk analyses: Signatory of Equator Principles. 49 Project Finance operations over $10Mn in 2010. International leadership in renewable energy: Financed more than 4,500 MW in 2010 in renewables in Brazil, Italy, Mexico, Spain, UK and USA.

3 Santander and its Stakeholders Creating long-term value for: Shareholders Customers Employees Maximizing profitability, Attaining the highest Providing development opportunities, providing transparency level of satisfaction, fostering knowledge and talent, promoting in information and equal creating long lasting diversity and equal opportunities and rights. relations, offering facilitating work-life balance. tailored products and the best quality of Special focus on: training (100 Mn Euro service. invested in 2010), compensation (risk- based flexible remuneration) and corporate volunteering. Suppliers Society Fostering commitment to society and the environment Co-operating in the development of all the and maintaining stable and transparent relationships. countries where the Bank is present. Equal opportunities and maximum transparency in Supporting education with special focus on on-line auction system. universities and financial education.

José García Cantera Banesto 148

Disclaimer Banco Español de Crédito S.A. Banesto (“ ”) and Banco Santander, S.A. (“Santander”) both caution that this presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that Banesto and Santander have indicated in its past and future filings and reports, including in Santander’s case those with the Securities and Exchange affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Neither Banesto nor Santander undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Banesto and Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Banesto and Santander give no advice and make no recommendation to buy, sell or otherwise deal in shares in Banesto, Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast. 149 2

Managing the bank through the crisis At the onset of the crisis, Banesto set three management priorities To strengthen the Balance sheet To maximise profitability Maintaining a sound liquidity position _____ Raising capital ratios Managing loan and deposit _____ Keeping ex Real Estate asset quality above spreads sector average Keeping strict cost control _____ Reducing Real Estate risk as fast as possible To enhance the bank’s Focus on clients _____ Quality and innovation Human capital 150 3

Balance Sheet — Liquidity M/T wholesale maturities* (Total at 30/06/11 25.6 bn) Rest of 2011 Recurrent generation of 1.4bn internal liquidity by narrowing 2012 the commercial gap 4.7bn No ECB funding 2.8bn decline in reliance on markets in 1H11 19.5bn _____ From 2013 151 * Senior debt, covered bonds and subordinated debt 4

Balance Sheet — Capital Capital ratios % 9.7 10.0 9.3 8.7 7.7 8.3 8.8 9.0 7.2 7.7 Dec.08 Dec.09 Dec.10 Jun.11 Target 11 Tier I Core Capital Pure organic capital generation. Only listed bank not to have raised capital in the last 9 years. Capital not generated by capital gains. No hybrid instruments. Only best quality capital in CT1. 152 5

Balance Sheet — Asset quality NPL ratio (%) June 2011 NPLs% EAD% Individual mortgages 1.75 30 Banesto Sector 6.69 5.81 6.11 Other individual loans 6.15 5 5.08 Developers 28.59 6 3.37 4.39 Small businesses & retailers 5.71 14 4.08 4.15 2.94 Mid. size companies 4.94 24 0.72 0.92 0.47 1.62 Large size companies 1.11 21 0.42 Dec.06 Dec.07 Dec.08 Dec.09 Dec.10 Mar.11 Jun.11 Total 4.39 100 153 6

Balance Sheet — Asset quality Lending to RE Loans to developers (as % of total assets, 2010) ( 4.6bn) 12.9% 9.51 (45.4%) 10.8% 7.91 6.96 6.43 6.6% 4.95 Savings Domestic Dec.07 Dec.08 Dec.09 Jun.10 Jun.11 banks banks 2nd lowest RE exposure as % of assets in Spain In billions of Euros 154 7

Profitability Net interest margin (% ATA) 1.71 1.73 1.70 1.67 1.65 1.60 1.60 1.57 +22 bp 1.43 1.46 1.46 1.38 1.36 1.33 +59 bp 1.21 1.16 1.10 1.11 Sector Banesto 1.01 1.01 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 Q2 2011 155 8

Profitability Cost evolution Cost to income (%) 48.0 4.5% 4.3% 47.6 46.7 49.6 3.4% 45.4 45.6 42.7 0.9% 44.1 42.1 40.5 40.4 41.1 38.9 39.7 -1.0% Banesto Peers -1.5% 2006 2007 2008 2009 2010 Mar.11 Jun.11 2006 2007 2008 2009 2010 H1 2011 156 9

Profitability Profitability Pre-provision profit / 2.84% total loan portfolio 2.53% 2.49% 2.19% 2.02% 1.76% 1.86% 1.88% 1.82% 2.04% 1.94% Bank 1 1.72% 1.71% 1.61% Bank 2 1.56% 1.51% 1.29% 0.96% 1.10% Bank 3 1.05% 2007 2008 2009 2010 Q2’11 157 10

Bank’s franchise — Focus on clients Clients with payroll accounts (% of total) Market share (%) 50.2% 5.67% 5.40% 48.5% 48.1% 4.98% 46.7% 4.76% 2008 2009 2010 2011 est 2008 2009 2010 2011 est Market share according to the Spanish national electronic clearing system, the SNCE (transfers, cheques, bills and direct debits) 158 11

Bank’s franchise — Quality Global Service Quality on branch network 2007 2008 2009 2010 2010 Q1 2011 Q2 2011 1º 1º 1º 1º 1º 1º 2º 2º 2º 2º 2º 2º 3º 3º 3º 3º 3º 3º 4º 4º 4º 4º 4º 4º 5º 5º 5º 5º 5º 5º 6º 6º 6º 6º 6º 6º 7º 7º 7º 7º 7º 7º 8º 8º 8º 8º 8º 8º 9º 9º 9º 9º 9º 9º 10 º 10 º 10 º 10 º 10 º 10 º 11 º 11 º 11 º 11 º 11 º 11 º 12 º 12 º 12 º 12 º 12 º 12 º Contact center service quality Retail customers Companies Customer service Customer service #1 #1 #1 entity entity entity 159 12

Outlook 2013 Profitability: Asset quality: To continue managing spreads and To complete the cleansing of the RE costs control to bring C/I < 40%, exposure by selling assets and with revenues 1-3% CAGR 11-13. shoring up provisions on remaining _____ To focus on profitable growth areas: exposure. private banking and SMEs GUIDANCE 2013 Capital: Liquidity: CT1 > 9% CT1 by 2013 Self financing under BIS III. To reduce LTD by 160 13

161

Javier Marín Private Banking, Asset Management Pure Style — Pure Compliance XMark Template and Insurance C22883 338 of 373

Disclaimer Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”) could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Index 1 PBAM&I Division 2 Private Banking 3 Asset Management 4 Insurance 5 Conclusions

PB, AM and Insurance Division. Main figures 2010 H1 2011 PBT EUR 1,084 MM EUR 600 MM PBT + EUR 3,954 MM EUR 2,306 MM Commissions 3.200 professionals Presence in 14 countries

PB, AM and Insurance. Our vision Leverage on the breadth local franchises to deliver double digit revenue growth in: Private Banking Asset Management Insurance ... increasing the value of for the Group

Index 1 PBAM&I Division 2 Private Banking 3 Asset Management 4 Insurance 5 Conclusions

Private Banking. Main figures 2010 H1 2011 AUMs EUR 97,888 MM EUR 103,629 MM PBT EUR 363 MM EUR 192 MM More than 1.900 professionals Over 100 branches in 9 countries _____ Creating the reference private bank in our footprint

A dual business model Domestic Private Banking Based on the clients proximity, a wide offer of services and products, becoming their “Chief Financial _____ Santander Private Banking model International Private Banking Based on a powerful product base, market research and management capabilities Swiss model _____ A Bank for the wealthy, taking care of all their needs

Five core strengths business model 1 Value proposition for clients: Banking and Investments... _____ .... through a global advisory 2 Proximity to clients: Local presence Dedicated network 3 Global product capabilities, combined with local specialists Open Architecture Economies of scale Global risk model 4 Client relationship-driven Technology 5 Best in class efficiency Leveraging on retail footprint (client referrals and cost synergies) and on a Global Brand

Perspectives 2011-2013 Total AUMs CAGR 10-15%

Index 1 PBAM&I Division 2 Private Banking 3 Asset Management 4 Insurance 5 Conclusions

Global Asset manager with multilocal focus in core countries 2010 H1’2011 AUMs * EUR 138,600 MM EUR 139,374 MM PBT + EUR 1,100 MM EUR 545 MM Commissions More than 560 professionals 196 Managers and analysts

Evolving our model From “Local Management, Strong Local Empowerment PAST Predominance of Monetary Funds Limited Use of Global Synergies To “Global Management, Global Investment proposition Global Operational and risk control framework FUTURE Selective Presence in Institutional Markets Global framework for product development based on Client Segmentation Global selection of 3rd party funds New Model of Relations with Branch Network

Towards a New Business Model Responsibilities Global SAM Local Management Entities _____ With a Single macro-global vision Local performance Mission of Management of regional and objective (1st quartile) Performance becoming a global mandates. Management of local Leading Open architecture. mandates “Excellence as a Global key element” Performance and risk control. Research in local entities Management Entity Development of global products Identifiying clients and — With strong Product branches’ Local support for product local development. Development of local presence “Innovating Exchanging best practices products through our global - And global presence” management Defining the framework for Implementing the capacity Service commercial activity, commercial activity communication, training and framework Based on 3 “Close and active marketing Staying close to branch pillars relations with our Setting quality benchmarks networks branch networks Sharing and implementing ” best practices.

Perspectives 2011-2013 Institutional Business Leveraging in global capabilities and local presence Reinforcing Luxembourg Platform and regional mandates Selective offering in new markets (Asia, Middle East) Total AUMs CAGR 15-20%

Index 1 PBAM&I Division 2 Private Banking 3 Asset Management 4 Insurance 5 Conclusions

Insurance. Main Figures 2010 H1’2011 Premiums EUR 9,000 MM EUR 5,550 MM PBT + EUR 2,491 MM EUR 1,569 MM Commissions 15 Million clients protected in 15 countries More than 560 professionals

Evolving our model From “Selling Europe _____ Bias to credit related distribution _____ Growing with the market LATAM To “Protecting Banking Based on Client segments instead of Products Europe _____ Different Protection Levels: Finance Family Wealth Future LATAM _____ Upgrade product depth through selective joint ventures (i.e. Zurich agreement in Latam)

Perspectives 2011-2013 Diversified growth sources, but still at two different cruising speeds PBT + Commissions CAGR figures o Motor Insurance Business Growth o Development of SME product offering PBT+Commissions CAGR: 10-15%

Index 1 PBAM&I Division 2 Private Banking 3 Asset Management 4 Insurance 5 Conclusions

Conclusions Private Banking Asset Mgmt. Insurance Cagr. 2011/2013 (AUMs) (AUMs) (PBT + Comm.) 5-10% 5-10% 2-5% 15-20% 20-25% 15-25% Mature markets + Emerging Countries + global management and model Differential Advantage

Exporting Know how: Private Banking

Exporting Know how: Asset Management

Exporting Know how: Insurance

Ramón Tellaeche Santander Cards

Disclaimer Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

1 What is Santander Cards 2 Strategy 3 Main Targets

Index 1 What is Santander Cards 2 Strategy 3 Main Targets

Our approach continues to cards specialist within a _____ Cards Specialist Product focus Specialized capabilities: risk, marketing Direct channels: Telemkt / Mailings Specialized systems Retail Bank Customers Traditional Channels: branches/ agents, call-center, web pages Brand Economies of scale _____ .... contributing to improve our

Our model is based on managing all levers along the product lifecycle using our own methodology

Santander Cards Global Card sCard Knowledge Homogeneous Business Model Common methodologies Similar organizational structures across countries True best practices sharing Global specialists and knowledge initiatives (Forums, Campaigns Library, Benchmarking, etc.) Economies of scale Talent Management: global opportunities, specialist trainings Global relationships with key industry players (Amex, Visa, MasterCard, Diners) Global Products and Alliances (Elavon, FDI, Ferrari, etc.)

All clients around the world receive the same global design in Debit Cards and Traditional Credit Cards

And our model also pushes innovation and creativity in accordance with the local market environment with proven cases of success

The most recent successful case is Ferrari Global Card successfully launched in 5 countries Spain Mexico Brazil Portugal Germany _____ Blockbuster Product 300,000 Ferrari Cards in the world in one year. Value Proposition Very relevant, aspirational, exclusivity

Santander Cards — Key Figures (2010) 16 Countries As part of Santander Retail Bank Activities + Santander Consumer Finance Credit Card 36 million cards € 41 billion Turnover Debit Card 57 million cards € 119 billion Turnover Economics € 15 billion Loans € 4 billion Revenue (includes credit, debit & acquiring) The Nilson Report Top Issuers Worldwide — Turnover 2010 Country Santander’s Position Argentina 1st Brazil 3rd Chile 1st Germany 5th Mexico 3rd Norway 6th Portugal 4th Poland 4th Spain 2nd UK 5th Sovereign (US) 27th

Index 1 What is Santander Cards 2 Strategy 3 Main Targets

Santander Cards achieved 20% growth in revenues net of risk provisions between 2007 and 2010 CAGR Note: Figures include Banesto and Santander Consumer Finance Note 2: Santander Cards perimeter includes Credit cards, Debit cards, Merchant Acquiring and ATMs

Key priorities for Santander Cards Total loans 2010: 15,220 MM Euros 2% of Santander Group Customer Credits

1 Growth in Brazil s credit Market Loans (R$ Bn and YOY % growth)

1 Brazil: focus on maximizing our customer base potential Penetration Usage Profitability 64% 58% 10% increase in Added value 39% activity between products and 2010-13 services 2007 2010 2013 Continue selective growth in Enter partnership agreements open-market customers. for co-branded cards. Focus on prime segments Leverage Group experience (UK, Spain, Chile) High risk predictability thanks to know-how Focus on strategic partners: acquired in past 5 years Shell / Esso and Telefónica

1 Merchant Acquiring: on track to meet 2010-2012 objectives 155,200 new merchants since launch 300,000 new affiliated merchants in March 2010 (7.3% share in number of merchants). 37,600 new current accounts; Initial 150,000 new focus was on cross-selling to existing current accounts customers. 2% share in volume; Initial focus on 10% share in transaction volume small and medium merchants. Corporate business to be developed.

2 Back to growth in Latin America (ex. Brazil)

2 The crisis had a strong impact on Mexico, but our risk performed better than the market and we gained important knowledge Main Actions taken during the crisis Restriction on new accounts (approval rate from 44% to 11%) and closure of open-market acquisitions Credit limit decreases by 30% and reduction of cash advances by 80% Strengthening collection and recovery processes Aggressive repricing to compensate credit losses (+700bp of yield) Key Lessons Learned Balance growth between internal customers (x-selling) and non-bank customers. Deepen relationships with non-bank customers. Reinforce risk capacities, e.g. -loss” indicators, methodology to react in crisis situation.

2 Mexico is now resuming commercial activity focused on bank customers Focus on cross-selling to customer base Using Bank channels And integrated offers

3 UK: focused on cross-selling to our customer base Santander Builds Relationship Focus on cards cross-selling to customer base Build relationship through on-going value — Reward customer s Leverage Bank channels (branches, internet, call-center)

4 Spain and Portugal: increasing transactional activity Deleveraging Financial systems in restructuration markets Lending restrictions (liquidity, risk) Achieve growth superior to market by deepening customers Focused on relationship with the bank — 100% of credit card customers are bank transactional customers activity 7% Santander s xpected annuale growth (2010-13)

5 New geographies: Poland and US Integrate BZ-WBK Cards operations High growth potential market (16% yoy growth in Debit + Credit spending in 1Q11). Well-positioned bank: 4th player in Cards (7% market share), innovations in pre-paid, contactless and mobile payments. Implement Santander Cards model to generate revenues and costs synergies. Launch in-house credit cards in Sovereign Terminated agreement with BofA, recently purchased $200M Sovereign cardholders portfolio. In-house credit card to be launched in 1S 2012. Implement Santander model, as we did in UK. Leverage Sovereign customers relationship and channels.

Index 1 What is Santander Cards 2 Strategy 3 Main Targets

In conclusion, our 1 Brazil — Capture growth in Issuing & Acquiring 2 Latam (ex Brazil) - Consolidate growth and leadership position 3 UK — Penetrate Santander customer base 4 Spain, Portugal & SCF — Increase transactional activity 5 Poland & USA — Integrate and develop

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: October 3, 2011	By:	/s/ José Antonio Álvarez

Name: José Antonio Álvarez
Title: Executive Vice President